UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE OF CONVOCATION OF THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 23, 2011

On June 1, 2011, the registrant issued a Notice of Convocation of the 26th Ordinary General Meeting of Shareholders to be held on June 23, 2011 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the notice were prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: June 1, 2011

NOTICE OF CONVOCATION OF

THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

GRAND PRINCE HOTEL NEW TAKANAWA, TOKYO, JAPAN

ON JUNE 23, 2011, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 1, 2011, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 1, 2011

To the Shareholders

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Satoshi Miura

President and Chief Executive Officer

NOTICE OF CONVOCATION OF

THE 26TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

We would like to express our heartfelt sympathy to the people affected by the Great East Japan Earthquake.

You are hereby notified that the 26th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting rights exercise form via mail or via electronic means, including the Internet, etc. You are requested to study the attached reference documents and exercise your voting rights by the end of business day (5:30 p.m.) on Wednesday, June 22, 2011. (The website referenced below is in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

Particulars

1. Date and Time:	10:00 a.m. on Thursday, June 23, 2011 (Reception opens at 8:30 a.m.)

2. Venue:	International Convention Center PAMIR Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:

Matters to be reported

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and comprehensive income, notes to consolidated financial statements and audit results of independent auditors and corporate auditors for the 26th fiscal year (from April 1, 2010 to March 31, 2011)

2.	Report on the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in shareholders’ equity and other net assets, and notes to non-consolidated financial statements for the 26th fiscal year (from April 1, 2010 to March 31, 2011)

Matters to be resolved

First Item	Appropriation of Retained Earnings

Second Item	Election of Five Corporate Auditors

4. Other Matters Concerning the Convocation

(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:

1.	In the case of duplicate voting via mail, the votes on the last voting rights exercise form received will be considered valid.

2.	In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3.	In the case of duplicate voting done via both mail and the Internet, etc., the vote received last will be considered valid. If both votes are received on the same day, the votes placed via the Internet, etc. will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.

(3) If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the place of the meeting.

2.	When exercising your voting rights via the Internet, you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet, etc.”

3.	Any subsequent revisions to the reference documents for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website (http://www.ntt.co.jp/ir/).

BUSINESS REPORT

(For the Fiscal Year From April 1, 2010 to March 31, 2011)

[This report describes the conditions of the corporate group (“NTT Group”)

including Nippon Telegraph and Telephone Corporation (“NTT”).]

I.	Outline of Business of NTT Group

1. Business Progress and Results of NTT Group

(1) Overall Conditions

[1] Business Environment

In the fiscal year ended March 31, 2011, the global economy recovered at a moderate pace as a result of economic stimulus measures in various countries. The Japanese economy continued to show signs of moderate improvement, but was unable to achieve a full-scale recovery because of a rapid increase in the value of the yen and rising resource costs, as well as the effects of the Great East Japan Earthquake, which occurred near the end of the fiscal year.

In the information and telecommunications market, facility competition has led to the creation of a broadband environment at the highest worldwide levels, and the competition in services tailored to customer needs continues to unfold in new ways. In the fixed-line communications field, as optical broadband services expand, markets for video services that take advantage of optical broadband service and other new markets are developing. In the mobile communications field, the transition to broadband is continuing, and a diverse range of handsets is available, including smartphones and tablet terminals. In addition, drastic changes and developments continue to occur in conjunction with the development of the broadband and ubiquitous network environment, including the convergence between fixed and mobile communications and between telecommunications and broadcasting as IP networks are increasingly utilized, and the creation of various new businesses that utilize information and communication technologies (“ICT”).

[2] Business Conditions

Under these circumstances, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

•	Broadband Services

In the fixed-line communications field, NTT Group worked to expand “FLET’S Hikari” service areas through alliances with local governments, and also took measures to expand “FLET’S Hikari” services and improve its customer support services. For example, NTT Group released the “Hikari i-frame,” a tablet device that can be carried freely around the house and easily operated, even by users not accustomed to PCs, by a touch panel, enabling access to content such as recipes and electronic flyers distributed by “FLET’S Market.” These activities were aimed at expanding the use and range of “FLET’S Hikari” use scenarios. NTT Group also made efforts to expand its service lineup by, among other things, launching “FLET’S Hikari Next Express Type,” a service with a maximum download speed of approximately 1 Gbps.

In the mobile communications field, NTT Group worked to increase the sales of smartphones, which are rapidly growing popular, while expanding their lineup and making efforts to enhance user convenience by launching “sp-mode,” a service for smartphones that enables customers to carry the same “i-mode” e-mail address and to use a payment function for online content. NTT Group also launched “Xi” (pronounced “crossy”), a service based on the new communication standard, Long Term Evolution (“LTE”), with high-speed, large-capacity and low latency features, in certain sections of the Tokyo, Nagoya, and Osaka regions.

NTT Group worked to improve user convenience for broadband services so that users would not have to be conscious of the fixed line and wireless distinction by launching a mobile Wi-Fi router that automatically connects wireless LAN-compatible terminals such as notebook PCs, tablet devices, and portable game devices to optical broadband service inside the home and to public wireless LANs or mobile 3G networks when outside the home.

•	Upper Layer Services • Solutions Businesses

Group-wide efforts, including collaboration with other companies, were directed towards the creation and improvement of services that use broadband networks. For “Hikari TV,” NTT Group provided 3D content and launched “Hikari TV Shopping,” an interactive service that takes advantage of the characteristics of IP networks. NTT Group also took steps to expand e-learning services, such as launching the “Virtual English School,” a service that allows users to take English conversation lessons in an online classroom from home.

With respect to cloud computing services, the future centerpiece for solutions provided to corporate customers, NTT Group expanded its service menus for services such as “BizXaaS” and “BizCity,” and promoted the building and provision of customer systems using these services and otherwise endeavored to provide high value-added solutions tailored to the industries and categories of its customers.

•	Global Businesses

By acquiring Dimension Data Holdings plc, which has offices in 49 countries around the world, and Keane International, Inc., which has offices in 11 countries centered on North America, NTT Group has constructed a framework which enables it to provide global one-stop ICT services in Australia, South America, the Middle East and Africa, in addition to Asia, Europe and the United States.

NTT Group worked to reinforce its service platforms by expanding its overseas data centers and networks, and by establishing overseas offices to strengthen sales to Japanese businesses operating abroad. NTT Group also expanded the coverage areas for its international IP-VPN service, mobile phone international roaming service, and content distribution services.

•	Research and Development (“R&D”)

As part of its efforts to create new services, NTT Group engaged in R&D directed at the advancement of broadband networks, video services and cloud computing services, among other things, and the commercialization of Home ICT. NTT Group also conducted R&D on the fourth-generation mobile communications systems that will come after LTE. In addition, NTT Group undertook initiatives to globalize the results of its R&D and to reduce the environmental burden of its operations, and also promoted the research of high-capacity optical communications technologies, nano-devices and quantum information processing, as an initiative directed at advanced technologies that will support continuous development.

•	Corporate Social Responsibility (“CSR”)

NTT Group took group-wide CSR initiatives with the aim of contributing to the continuous development of society. In the area of environmental protection, NTT Group adopted the “Green Vision 2020” in November 2010. The main themes of this new environmental vision are creating a low-carbon society, establishing a recycling-based society, and preserving biodiversity.

•	Restoration Status and Damage Caused by the Great East Japan Earthquake

The Great East Japan Earthquake, which occurred on March 11, 2011, disrupted fixed-line services, mobile communications services and other NTT Group services in areas centered on the Tohoku region. The earthquake caused damage to facilities and exchange offices and interrupted commercial power supplies, causing service outages to approximately 1.5 million fixed-line related services, approximately 6,700 mobile communications base stations, and approximately 15,000 data lines for corporate customers.

NTT Group immediately established a disaster countermeasure headquarters and with a team of over 10,000 members, including support provided from across the nation, worked to restore damaged communications facilities and services. NTT Group also provided a Disaster Emergency Message Dial service and a Disaster Emergency Broadband Message Board service, deployed approximately 30 mobile base station vehicles and approximately 900 satellite mobile phones, and installed approximately 2,300 special public telephones to rapidly provide means of communication to those affected by the earthquake. By the end of March, more than 90% of damaged exchange offices and mobile communications base stations were back in service, and approximately 90% of data communication services to corporate customers had been restored.

As a result of the effects of the earthquake, NTT Group recorded ¥28.2 billion in operating expenses, including loss on retirement of damaged equipment and costs for restoration construction, in its consolidated financial results for the fiscal year ended March 31, 2011.

Support for persons affected by the disaster included the provision of free communications services and the provision of information regarding the whereabouts of individuals, as well as an offer to the government to provide company housing for use as temporary accommodation. NTT Group also donated ¥1 billion.

Operating revenues and net income for the fiscal year under review for NTT Group (on a consolidated basis), NTT, and its principal subsidiaries are as follows. The main initiatives and achievements of NTT and its principal subsidiaries are discussed in “(2) Review of NTT Group Operations.”

< Operating Revenues and Net Income of NTT Group (on a consolidated basis), NTT and the Principal Subsidiaries >

	(Billions of yen)
	NTT Group Consolidated	NTT	NTT East	NTT West	NTT Communications	NTT DATA (Consolidated)	NTT DOCOMO (Consolidated)
Operating Revenues	10,305.0	390.3	1,957.1	1,758.0	1,033.4	1,161.9	4,224.3
Change Year-on-Year	123.6	11.3	28.4	(22.7)	(45.8)	19.0	(60.1)
Percent Change	1.2%	3.0%	1.5%	(1.3)%	(4.2)%	1.7%	(1.4)%
Operating Expenses	9,090.1	156.8	1,879.9	1,708.4	940.1	1,083.6	3,379.5
Change Year-on-Year	26.4	(8.5)	(1.0)	(53.9)	(41.6)	22.4	(70.6)
Percent Change	0.3%	(5.2)%	(0.1)%	(3.1)%	(4.2)%	2.1%	(2.0)%
Operating Income	1,214.9	233.4	77.1	49.6	93.2	78.3	844.7
Change Year-on-Year	97.2	19.9	29.5	31.1	(4.2)	(3.3)	10.5
Percent Change	8.7%	9.3%	62.0%	168.7%	(4.4)%	(4.1)%	1.3%
Net Income	509.6	225.7	52.3	49.0	68.9	37.3	490.5
Change Year-on-Year	17.4	9.9	1.7	24.2	8.2	1.6	(4.3)
Percent Change	3.5%	4.6%	3.5%	97.6%	13.6%	4.6%	(0.9)%

Notes:	1.	The consolidated financial statements of NTT Group and the consolidated financial statements of NTT DOCOMO, INC. (“NTT DOCOMO”) were prepared in accordance with U.S. Generally Accepted Accounting Principles. The non-consolidated financial statements of NTT, Nippon Telegraph and Telephone East Corporation (“NTT East”), Nippon Telegraph and Telephone West Corporation (“NTT West”), and NTT Communications Corporation (“NTT Communications”), and the consolidated financial statements of NTT DATA CORPORATION (“NTT DATA”) were prepared in accordance with Japanese Generally Accepted Accounting Principles.

	2.	With respect to amounts appearing in this business report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded off to the nearest whole unit.

	3.	NTT Group consolidated net income indicates net income attributable to NTT (excluding the portion attributable to noncontrolling interests).

	4.	Net income for NTT DOCOMO (consolidated) indicates net income attributable to NTT DOCOMO (excluding the portion attributable to noncontrolling interests).

(2)	Review of NTT Group Operations

Nippon Telegraph and Telephone Corporation

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and a redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental R&D and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

To expand and develop NTT Group’s global business, NTT acquired Dimension Data Holdings plc, a provider of services ranging from IT facility infrastructure development to operation and maintenance, with offices in 49 countries around the world, and made it a wholly-owned subsidiary of NTT on December 13, 2010.

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years, during the 2010 calendar year and the fiscal year ending March 31, 2012. On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock as its first cancellation (carrying value of ¥602.9 billion), and on November 15, 2010, NTT cancelled these shares.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing the NGN, in particular through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include NTT Investment Partners Fund, L.P. As compensation for these services, NTT received ¥19.1 billion in group management and administration revenues for the fiscal year under review (an increase of 4.4% from the previous fiscal year).

[2] Fundamental R&D Activities

NTT has conducted R&D on basic technologies that could contribute to solving social issues and developing a broadband and ubiquitous society in order to achieve the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group.”

Commercialization of the results of R&D was carried out through the “General Produce System” under which R&D achievements are integrated into marketing and planning activities for key business lines, and through proactive collaboration with other businesses. NTT has also been actively engaged in the global deployment of research results, and research on advanced technologies for the future.

•	R&D Contributing to Service Creation

•	R&D for Promotion of Broadband and Ubiquitous Services

-	NTT provided technology for the expansion of “Hikari TV” services and video coding technology for use in high-definition videoconferencing systems that utilize the NGN. In addition, NTT promoted interconnectivity between services with differing specifications to encourage the increased use of video conferencing and Web conferencing services.

-	To enhance “i-mode” mobile service search functions, NTT provided Web page content analysis technology using the Japanese language processing technology developed thus far, and technology that displays search results giving priority to the most relevant information based on trends in search history.

-	NTT conducted home security and other field trials with partner companies to advance the commercialization of Home ICT.

-	NTT encouraged the use of ICT for administrative, medical and healthcare services, in classrooms and other areas, and conducted R&D directed at realizing cloud computing services that serve as the social infrastructure to support these services.

•	R&D for Networks that Support Services

-	To further expand the “FLET’S Hikari” coverage area, NTT conducted research on extending the transmission ranges of optical subscriber devices and on conduit repair technology to improve infrastructure and facility durability.

-	NTT provided technical support for the commercialization of mobile Wi-Fi routers.

•	R&D to Reduce Environmental Burden

-	To reduce electric power consumption in exchange offices and other facilities, NTT conducted R&D on high-voltage direct-current supply, which decreases electricity loss during supply, and on airflow control technology for air conditioning to raise cooling efficiency.

-	With the aim of conserving energy in offices and homes, NTT investigated methods of collecting data from consumer electronics and devices connected to networks and from sensors and conducted R&D aimed at making energy consumption “visible.”

•	Global Deployment of Research Results

•

Optical-related components and high-speed optical access devices that use NTT technology, such as optical transmission devices and optical connectors, were employed in the communications infrastructure of many countries, starting with countries in Asia.

•

Super-high definition transmission (the number of pixels per screen is 16 times that of high definition) using a shared global IP network was successfully used in the transmission of live images between Tokyo and London.

•

In collaboration with companies and organizations in France, China and other countries, NTT achieved international standardization of voice-encryption technology that realized voice communications with highly-realistic “as if you were there” bidirectional sound.

•	Advanced Research

•

In the security field, NTT developed new encryption technology that allows specific access rights to be set on a file and successfully conducted a multi-site teleconference using quantum encryption that is theoretically unbreakable.

•	NTT successfully achieved high-speed wireless transmissions with speeds in excess of 1 Gbps using a household wireless LAN.

•

With the aim of further reducing energy consumption by communication devices, NTT developed ultra-compact semiconductor lasers that can transmit data using the least amount of energy of any such devices in the world, and worked to develop new semiconductors using the vibration of minute plate springs to simultaneously execute multiple logical operations.

As a result of these R&D activities, NTT’s total expenditures on R&D during the fiscal year under review were ¥127.3 billion (a decrease of 5.0% from the previous fiscal year), and NTT received basic R&D revenues of ¥123.9 billion (a decrease of 2.4% from the previous fiscal year) as compensation for these R&D activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2011, NTT determined that the business practices, financial conditions, internal reserves and other conditions during the previous fiscal year (the fiscal year ended March 31, 2010) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received ¥235.7 billion in dividends (an increase of 8.2% from the previous fiscal year).

NTT East and NTT West

NTT East and NTT West worked to build solid revenue structures by enhancing and expanding broadband services with a focus on “FLET’S Hikari” and continued their efforts to improve customer service. Their main activities are discussed below.

[1] Number of Subscriptions for Major Services

•	FLET’S Hikari: 15.06 million subscriptions (an increase of 1.81 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 12.11 million channels (an increase of 1.97 million channels from the previous fiscal year)

•	FLET’S TEREBI: 0.59 million subscriptions (an increase of 0.32 million subscriptions from the previous fiscal year)

[2] Promotion of Fiber-optic and IP Services

Major Services Launched in the Fiscal Year Under Review

Service or Product	Description
FLET’S Hikari Next Family Express Type FLET’S Hikari Next Mansion Express Type (NTT West)	A service providing high-speed transmissions with maximum uplink and downlink transmission speeds of approximately 1 Gbps (“FLET’S Hikari Next Mansion Express Type” is available only via the optical cabling method).
DATACONNECT (NTT East, NTT West)	A service for customers who use “Hikari Denwa” through “FLET’S Hikari Next,” that provides stable data transmission by securing bandwidth for each use upon the customer specifying the recipient’s telephone number.
Hikari Denwa Number Gate (NTT East, NTT West)	Optical IP telephone service compatible with “DATACONNECT” for central locations of multichannel communications that can also be used in high-quality, multi-site teleconferencing.
Hikari Portable (NTT East, NTT West)	A mobile Wi-Fi router that enables use of “FLET’S Hikari” when at home and of public wireless LANs such as “FLET’S SPOT” and 3G data communications networks when outside the home (leased to “FLET’S Hikari” customers).
Hikari i-frame (NTT East)	A tablet device that can be carried freely around the house and easily operated by a touch panel. It can also be used as a photo frame.
FLET’S Market (NTT East)	A content distribution platform compatible with the “Hikari i-frame.” Enables automatic receipt on the “Hikari i-frame” of applications and everyday information (electronic flyers, community information, etc.) registered with “FLET’S Market,” from service providers such as businesses and local governments.

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description
iTicket Corporation (NTT East)	A service targeting clinics and hospitals launched under the “iTicket on FLET’S Hikari” brand by combining iTicket’s internet-based healthcare reservation service with “FLET’S Hikari.”
OMRON Corporation (NTT East, NTT West)	Began providing environmental solutions to corporate customers using OMRON’s “Energy Visualization System” with “FLET’S Hikari Next,” “FLET’S VPN Wide” and other services.
Miyagi Cable TV Co., Ltd. (NTT East)	A service using broadcasting services offered by Miyagi Cable TV and “FLET’S Hikari Next.”
EHIME-CATV, INC. (NTT West)	A service using broadcasting services offered by EHIME-CATV and “FLET’S Hikari Next.”
TOSHIBA CORPORATION and its group companies (NTT East)	Collaboration with TOSHIBA on office ICT device sales, network construction and maintenance support services, targeting small and medium-sized businesses.
Yamaha Corporation (NTT East, NTT West)	Collaboration with Yamaha to create new solutions for live music performance venues to connect remote locations (remote sessions, etc.) by using Yamaha’s “NETDUETTO,” a high-quality audio transmission and reception technology using the Internet, together with “FLET’S Hikari Next” and “Hikari Denwa.”

[3] Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 3.34 million. (NTT East/NTT West)

•	Subscriptions to the “FLET’S Hikari Members Club,” a membership program designed to enhance customer satisfaction through improved CRM, exceeded 1.5 million. (NTT East)

•	Subscriptions to “CLUB NTT-West,” a membership program, exceeded 4.2 million as a result of a renewal of the points program. (NTT West)

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
OFFICE MARUGOTO SUPPORT (NTT East)	A support system that handles consultations with small and medium-sized businesses regarding the use of ICT equipment and offers one-stop service at a specialized call center when customers encounter failures or other service trouble.
Remote Support Service One Year Package (NTT West)	A service that packages one year’s worth of monthly usage fees for “Remote Support Service” with two “Online PC Classroom” sessions, an optional service that normally requires additional fees.
Set Up Service (NTT West)	Customers are asked to describe their use environment when they register for FLET’S access services. Depending on the customer’s use environment, support is provided for connecting to the internet and setting up or installing any related hardware when a technician conducts circuit installation.

Major Collaborative Projects with Other Businesses Relating to Support Services Entered into During the Fiscal Year Under Review

Business Partner	Description
Fuji Xerox Co., Ltd. (NTT West)	Fuji Xerox and NTT West are collaborating to create a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers for office ICT equipment connected to lines and networks.
SHARP DOCUMENT SYSTEMS CORPORATION (NTT West)	Sharp Document Systems and NTT West are collaborating to create a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers for office ICT equipment connected to lines and networks.

[4] General Outlook on PSTN Migration

NTT East and NTT West announced the general outlook on PSTN migration (migration from subscriber telephone networks to IP networks) in November 2010.

In light of the shift in demand to IP services and the end of the useful lives of PSTN switchboards, NTT East and NTT West anticipate beginning the migration from PSTN to IP networks approximately 10 years from now, around 2020, and completing the migration around 2025. Through such migration from PSTN to IP networks, the provision of some services will be terminated, but adequate advance notice will be given to customers to allow sufficient time to address customer concerns.

Even after the migration from PSTN to IP networks, NTT East and NTT West will make it possible to continue the basic services that customers use on PSTN networks and also continuously expand IP-based services and work to improve customer convenience in order to promote the increased use of IP and broadband services.

NTT Communications

NTT Communications responded to customer requests for “one-stop, comprehensive, and global solution services” and for services that support an “enriching society and safe and comfortable lifestyles” by providing services to individual customers reflective of the “CreativE-Life for Everyone” slogan and, to business customers, of the “ICT Solution Partner” slogan. The status of the main initiatives is as follows.

[1] Number of Subscriptions for Major Services

•	OCN: 8.23 million subscriptions (an increase of 0.34 million subscriptions from the previous fiscal year)

•	Plala: 3.10 million subscriptions (an increase of 50,000 subscriptions from the previous fiscal year)

•	Hikari TV: 1.41 million subscriptions (an increase of 0.40 million subscriptions from the previous fiscal year)

[2] Development of Internet Business

NTT Communications continued its efforts to expand OCN services. With respect to “Hikari TV,” NTT Communications expanded distribution content and strengthened its customer base. In addition, NTT Communications used the portal engine know-how it gained from “goo” to support “B2B2C” (businesses that connect business customers with individual customers).

Main Activities During the Fiscal Year Under Review

•	Expansion of OCN Services

-	NTT Communications launched “OCN Premium Support,” a comprehensive support service for individual customers who use OCN services that cover everything from periodic PC diagnostics to support when problems occur.

-	Subscriptions to “OCN My Pocket,” an online storage service that allows individual customers to store their photos and files online, exceeded 1 million.

•	Enhancement of “Hikari TV” Content

-	NTT Communications enhanced video programming by launching a BS re-transmission IP service and 3D programming and offering, on a trial basis, a function that allows customers to watch programs from the beginning, on demand.

-	NTT Communications launched “Hikari TV Shopping,” a service that enables customers to perform all shopping functions on screen, from selecting products to ordering, using a remote control.

•	Enhancement of Other Upper-layer Services

-	NTT Communications launched the “NTT ID Log-in Service” to allow a single sign-on for NTT Group and partner company websites using currently authenticated IDs (OCN ID, docomo ID, or goo ID).

-	NTT Communications launched “NTT Web Settlement Service,” a service that enables use of various payment services provided by NTT Group and others, starting with “docomo mobile payment,” as a payment platform service for
e-commerce sites that use the “NTT ID Login Service.”

[3] Development of Services for Corporate Customers

Under the “BizCITY” service brand based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime,” NTT Communications contributed to solving management issues of customers by providing services for network applications, covering everything from consulting to operation maintenance.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY
Biz Hosting Basic	A low-cost, stable service that provides access via the network to server resources that are efficiently operated using virtualization technologies.
Biz Desktop	A service which enables access to virtual PC desktop environments, built upon a service infrastructure, via the Internet. Its unique characteristic is that data is not stored on the user’s remote PC and can be used with security from any place.
Biz Security Global Management	A service that provides secure domestic and international customer system networks with protection, through constant monitoring and analysis.
WebARENA CLOUD9	A cloud-type virtual hosting service for small and medium-sized businesses developed by combining the advanced technologies of Verio Inc., with the extensive expertise that NTT PC Communications Incorporated has cultivated on the Japanese market.

[4] Development of Global Business

NTT Communications undertook efforts to enhance marketing to Japanese companies and foreign businesses while strengthening its partnerships with overseas telecommunications companies to provide seamless high-quality ICT services between Japan and abroad.

Main Activities during the Fiscal Year Under Review

•	Network Expansion and Enhancement of Network Services

-	Efforts were made to increase IP backbone (network for speedy and stable distribution of Internet data) capacity; achieved a cable capacity of 400 Gbps, one of the highest in the ISP industry, for the Japan-U.S. route having the largest communication volume.

-

Launched an IP service for global internal dialing for corporate customers in the coverage area (159 countries and regions) of “Arcstar™ Global IP-VPN,” an international IP-VPN service, which is the first such service for a Japanese telecommunications company.

•	Business Site Development

-	NTT Communications (Thailand) Co., Ltd. opened branches in Phnom Penh, Cambodia and Ayutthaya, Thailand.

-	NTT Europe Ltd., UAE was established in Dubai, United Arab Emirates, and NTT Europe Ltd., Poland was established in Warsaw, Poland, as branches of NTT Europe Ltd., NTT Communications’ European subsidiary.

•	Expansion of Data Centers

-	Construction commenced in Singapore and Hong Kong of premium data centers, which will provide high-quality and highly-reliable services.

•	Strengthening of Operation and Maintenance, and Security Service Systems

-	NTT Communications strengthened the framework for providing one-stop, comprehensive, high-quality ICT services by acquiring Singapore-based Emerio GlobeSoft Pte Ltd., which provides outsourcing services globally with a focus on Asia, including application and server operation and maintenance and engineer dispatch.

-	NTT Communications acquired Secode AB, a provider of management security services and security consulting in northern Europe, enhancing its framework for providing security services.

NTT DATA

NTT DATA pursued the pillars of its Medium-term Management Policy, namely “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” towards its goal of being ranked “No. 1 in customer satisfaction” as a leading-edge innovator. NTT DATA’s main activities are discussed below.

[1] Management Policies

Strengthening of Service Provision Capability

•	NTT DATA established the “Project Management Innovation Center” as an organization dedicated to undertake the R&D and expansion of advanced project management techniques.

•

To increase productivity and reduce the amount of labor expended in system development, NTT DATA established the “Proactive Testing COE” as an organization dedicated to perform design and software verification and test services, and to conduct advanced R&D on attaining these goals.

Group Business Enhancement and Expansion

•	NTT DATA acquired U.S.-based RPF Consulting, LLC and U.K.-based Chelford SAP Solutions Ltd. to reinforce its SAP business.

•	NTT DATA acquired U.S.-based Intelligroup, Inc., a firm with specialized know-how of SAP products, Oracle products and global operations expertise.

•

To bolster the provision of not only SAP but comprehensive ICT services in the United States, NTT DATA acquired Keane International, Inc., a U.S.-based company with a large and stable customer base, advanced marketing know-how and global operations expertise.

•

To promote its SAP business on a global scale, NTT DATA forged an alliance with six of its overseas subsidiaries, including itelligence AG, Intelligroup, Inc. and Keane International, Inc., and five domestic group companies, to establish the “SAP Global One Team,” an intra-group company collaborative framework that makes maximum use of the strengths and locations of each company.

Environment-Oriented Management

•	NTT DATA established the “Smart Business Promotion Office” to promote planning and formulate business strategies in relation to smart communities (next-generation energy and social system).

•	NTT DATA launched an authentication service using IC cards at electric vehicle charging stations for multi-dwelling units.

[2] Status of Business Activity Measures

Main Activities During the Fiscal Year Under Review

•

The Regional Bank Integrated Services Center, a shared use format center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks), began providing services to The Akita Bank, Ltd. and Shikoku Bank, Ltd., and the participation of OITA BANK Co., Ltd. has been decided. As a result, the number of user banks increased to 11 and the number of participating banks increased to 15.

•

The Sendai Bank, Ltd. decided to join the “STELLA CUBE,” a shared core center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks), increasing the number of banks that plan to use the center to seven.

•

NTT DATA and ITOCHU Corporation were commissioned by the National Coordinating Agency for Surveys and Mapping of Indonesia for a project to create the National Geo-spatial Data Infrastructure Networking System.

Main Services Launched in the Fiscal Year Under Review

Service or Product	Description
BIZXAAS
Full OSS Cloud Provisioning Solution	A solution service for creating private and community cloud environments that utilize the benefits of open source software (“OSS”), limiting initial installation costs and enabling customization in response to customer requests.
Hadoop Provisioning and Administration Solution	A solution service that uses Hadoop, software that has the ability to process large volumes of data at high speed, to provide a wide range of solutions from consulting to system construction and operation.
Document management service	A service that manages and utilizes a variety of office documents as electronic data. The service allows for tiered management of internal documents and setting of access rights, and enables internal information sharing, increases of operational efficiency and improvement of security.
EDI service	A service that supports the transmission of data between SaaS applications provided under the BizXaaS platform service and customers’ systems.
CRM menu	A service that provides an environment which enables immediate use of basic CRM functions, including customer information management, marketing functions and marketing support functions, without building programs.
Lindacloud	A vertical integration appliance server that combines proprietary energy conserving and low-heat generating hardware with tailored software, to achieve prompt and low-cost system installation.

NTT DOCOMO

NTT DOCOMO promoted various measures aimed at improving customer satisfaction, including, among other things, product lineup enrichment, billing plan improvement and after-sales support enhancement, as well as expanding packet ARPU, with “Change and Challenge” as its basic policy. The measures being undertaken are as follows:

[1] Number of Subscriptions to Main Services

•	Number of mobile phone service subscriptions: 58.01 million (an increase of 1.93 million subscriptions from the previous fiscal year).

(Partial listing only) FOMA service subscriptions: 56.75 million (an increase of 3.54 million subscriptions from the previous fiscal year).

(Note) Number of subscriptions to mobile phone services and FOMA services include communication module service subscriptions.

[2] Expansion of Smartphone Sales

•

With regard to smartphones, use of which is spreading rapidly, NTT DOCOMO expanded its handset lineup and enhanced convenience by creating “docomo market,” a portal site that provides appealing content and applications, and launching “sp-mode,” a service for smartphones that enables customers to carry the same i-mode e-mail address and to use a payment function for online content. As a result of these efforts, smartphone sales showed a significant increase, with handset sales for the fiscal year under review exceeding 2.5 million handsets.

[3] Increased Use of Packet Communications

•

NTT DOCOMO expanded its flat-rate packet service menu and revised its fee structure to accommodate diverse use formats, such as where PCs and other external devices are connected to a mobile network, in addition to the simple use of mobile handsets and smartphones, and the volume and conditions of use that vary by customer.

•	Packet use was encouraged by enhancing content, including the “BeeTV” mobile phone exclusive broadcast station and the “Everystar” novel and comic submission community.

[4] Enhancement of Services

Main Services Launched or Strengthened in the Fiscal Year Under Review

Service	Description
Xi (pronounced “crossy”)	A service using the high-speed, large capacity and low-latency transmission LTE, being offered in parts of the Tokyo, Nagoya and Osaka areas.
sp-mode	An ISP service for smartphones. Users may carry the same i-mode mail address after migrating to smartphones, and use various other services such as mail containing pictograms and decorations, content payment services, access restriction services and the Disaster Message Board Service, etc.
docomo market (for smartphones)	A portal for docomo smartphones containing a wide array of attractive content and applications.
docomo market (for i-mode)	A service that offers a rich variety of content that can be used on i-mode handsets. Consists of three stores, “Applications,” “Music” and “Book.”
docomo map navi	A map/navigation service that offers various features, such as a current location map, search of nearby shops/facilities, navigation, driving information, train route finder, etc.
iBodymo	A mobile health-support service, taking advantage of the fact that mobile phones are a part of daily life, that aids customers in increasing their health awareness in acting in healthy ways in their daily lives.
docomo one-time insurance	An insurance service offering four types of coverage (sport/leisure insurance, golfer insurance, domestic travel insurance and overseas travel insurance) that can be subscribed to easily from a mobile phone on an as-needed basis and only for the required period.

Enhancement of After-sales Support

•

To promptly address requests for coverage improvement, NTT DOCOMO dispatches field staff and conducts an area quality survey in principle within 48 hours after an appointment is made with customers making the requests. The number of dispatches for the fiscal year under review reached 52,000 cases.

•

The number of requests for “Mobile Phone Checking Service,” which consists of checkups and cleaning of customers’ mobile phones at docomo Shops, reached approximately 7 million cases for the fiscal year under review.

•

The total number of subscribers to “Mobile Phone Protection & Delivery Service,” a service which covers handset troubles such as water exposure, loss and total damage, and directly delivers a replacement handset after a telephone call from the customer, was approximately 32 million as of March 31, 2011.

[5] Reinforcement of Handset Line-up

Main Products Launched in the Fiscal Year Under Review

Series	Description
docomo Smartphones	Mobile phones that offer in a compact body a variety of functions and the flexibility of a PC. [13 models including, Xperia™ (SO-01B)* and GALAXY S (SC-02B)]
docomo STYLE series

Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest look.

[20 models including, F-04C and SH-04C]

docomo PRIME series	Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia. [8 models including, P-03C and N-03C]
docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives. [4 models including, F-03C and P-01C]
docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and cannot get enough of the newest, hottest technology. [4 models including, SH-06C and L-03C]
Raku-Raku PHONE series	An easy-to-use handset series designed on the concept of “user-friendly,” “simple,” “easy to read” and “peace of mind.” [Raku-Raku Phone 7]
Other	• Data device for the “Xi” service allowing comfortable data access at high speeds [L-02C] • Mobile Wi-Fi routers for easy Internet access via the FOMA network [2 models including, BF-01B and HW-01C]
*	Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

[6] Development of International Services

Enhancement of International Roaming Services

•	The number of countries and territories where international roaming services are available was as follows:

Voice and short message services:	213
Packet communications services:	177
Video phone services:	53

•	The number of cities where an overseas support counter was established to provide free battery charging service and handle inquiries pertaining to the use of mobile phones grew to 14.

•

NTT DOCOMO launched “Global Pake-hodai Service,” a packet communications service under a flat-rate billing scheme (billed per day), through overseas mobile service providers designated by DOCOMO (available in 39 countries/regions as of March 31, 2011).

•

“Phone Number Storage” and “Mail Address Storage” services were launched to enhance the convenience of customers studying or working abroad for a long period of time, by allowing them to retain their FOMA phone numbers and mail addresses for up to three years.

Establishment of an Overseas Business Base

•

The combined subscription count of NTT DOCOMO’s Indian partners Tata Teleservices Limited (“TTSL”) and Tata Teleservices (Maharashtra) Limited, in which it owns equity stakes, grew to over 85 million following the launch of GSM service under the “TATA DOCOMO” brand. Through their joint efforts, TTSL became the first Indian private telecom operator to launch commercial 3G service.

•

net mobile AG, a German-based subsidiary engaged in mobile content distribution platform business, started offering “MANGA MODE,” a mobile comic distribution service on a mobile phone portal that can be used in common by the customers of major mobile operators in France.

•

NTT DOCOMO entered into a business collaboration agreement with China’s [largest] mobile operator, China Mobile Communications Corporation, and [leading] South Korean telecom operator, KT Corporation, to explore opportunities for collaboration in areas such as network technologies and common platforms.

[7] Promotion of the Credit Business

Expansion of the “iD” Credit Brand

•

With respect to its credit brand “iD,” NTT DOCOMO has worked to increase the member stores where “iD” credit payment can be used, especially in places frequently visited by users in their everyday activities. The roll-out of “iD” payment terminals was completed in all outlets of Seven-Eleven and Mini-Stop convenience store chains nationwide by July 2010 and January 2011, respectively. Meanwhile, NTT DOCOMO started offering “iD” service for smartphones equipped with “FeliCa” IC chips from February 2011. As a result, the total number of “iD” subscribers reached 15.84 million as of March 31, 2011.

Promotion of “DCMX” Credit Service

•

NTT DOCOMO also strived to increase the number of subscriptions and boost the usage of its mobile credit payment service, “DCMX,” by revising its loyalty point program, increasing the number of tie-up stores where users can earn “docomo Points,” expanding the number of virtual stores on NTT DOCOMO’s Internet shopping site “DCMX docomo Point mall” and conducting various other promotional campaigns. As a result, the combined subscriptions to the “DCMX” service reached 12.32 million as of March 31, 2011.

2. External Financing and Capital Investment of NTT Group

(1) External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥801.2 billion.

The details of long-term funding are as follows:

Category	Amount (billion yen)	Remarks
Bonds and notes	224.9

•     NTT straight bonds: ¥70.0 billion

•     NTT DATA CORPORATION Domestic straight bonds: ¥100.0 billion

•     NTT FINANCE CORPORATION Domestic straight bonds: ¥45.0 billion

•     NTT URBAN DEVELOPMENT CORPORATION Domestic straight bonds: ¥10.0 billion

Long-term borrowings from banks	576.3

Total	801.2

Moreover, NTT raised ¥470.0 billion from long-term borrowings from banks for loans to be used for capital investment by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, and for settlement of the cash offer for Dimension Data Holdings plc’s shares.

(2) Capital Investment

NTT Group made a total of ¥1,870.1 billion in consolidated capital investments (a decrease of 5.9% from the previous fiscal year), focused on responding to customer demands for services such as “FLET’S Hikari” and “FOMA,” among other things.

Capital investments by NTT and its main subsidiaries were as follows:

Company	Capital Investment (Billions of yen)
Nippon Telegraph and Telephone Corporation	36.2
Nippon Telegraph and Telephone East Corporation	406.5
Nippon Telegraph and Telephone West Corporation	373.1
NTT Communications Corporation	115.3
NTT DATA CORPORATION (consolidated)	139.0
NTT DOCOMO, INC. (consolidated)	668.5

3. Issues Facing the Corporate Group

[1] Future Outlook of Business Environment

Although there are concerns of an economic downturn in Europe, the U.S. and Asia, the global economy is expected to continue to steadily grow. For the Japanese economy, while earthquake recovery efforts are anticipated to provide a stimulus to the economy, it is expected that in the short term there will be strong pressure holding back growth, particularly in terms of production, and it is feared that both corporate and consumer confidence will worsen. For these reasons, severe conditions are expected to continue.

In the information and telecommunications market, there are short-term concerns regarding the effects of power supply restrictions and disruptions to the supply chain. In addition, as rapid globalization continues to progress and there are further shift towards broadband and ubiquitous services, fierce competition is likely to continue, with further expansion of cloud computing services and the development of new business models through the entry into the market of a diverse range of businesses.

[2] Business Developments Pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group”

NTT Group will work to create and deploy broadband and ubiquitous services using its full IP network infrastructure in response to consumer preferences and pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group,” adopted in May 2008. This will restructure NTT Group’s business to focus on IP businesses, and solutions and new businesses, and aim to further raise the percentage of consolidated sales revenues from these businesses, which accounted for 65% of consolidated sales during the fiscal year ended March 31, 2011. In light of the business environment surrounding NTT Group, specific actions include the promotion of the initiatives below.

Enhancement of ICT Service and Solutions for Corporations and Government

To respond to the increasing diversification of corporate customer needs with regards to quality and price, NTT Group will enhance its lineup not just for networks, but also for data centers and applications, offering a range of menus from high-reliability to economically-priced, and will actively promote the development of “BizXaaS,” “BizCITY” and other services.

To enhance convenience in government, education and medical service and to respond to such societal issues as environmental protection, the aging population and declining birthrate, NTT Group will promote widespread ICT use. For example, to promote ICT use in the education field, NTT Group will collaborate with local governments to implement the cloud computing field trial, “Education Square X ICT.”

In response to the Great East Japan Earthquake, NTT Group will direct its efforts towards the creation and offering of services utilizing ICT, such as adopting cloud-based information systems and thin clients (e.g., “BizDesktop”), which have the ability to adapt to changes to the Business Continuity Plan (“BCP”) of businesses and local governments, and the monitoring of waterworks, canals, bridges and other public infrastructure using optical fiber or wireless technology.

Enhancement of Consumer Services

NTT Group will work towards the further development of broadband communications through the spread of the LTE service “Xi” and the expansion of its broadband user base through the introduction of easy-to-use rate plans, including “FLET’S Hikari Light,” a two-tier fixed-rate service. NTT Group will also make efforts towards further enhancement of ICT services using both fixed and wireless broadband.

In addition to smartphones, the number of devices that can connect to networks using wireless broadband services, such as automobiles and household electronics, is increasing. Through this increase in the use of networks, NTT Group will expand ICT services in a variety of areas, including the utilization of NTT Group’s content distribution, authentication, payment functions, enhancement of applications through collaboration with partner corporations, and promotion of Home ICT.

With social networking service, blogs and other services expanding, NTT Group will strengthen its response to the increased use of these services, utilizing smartphones and a variety of handsets with broadband services.

Strengthening of the Framework for Promotion of Global Businesses and the Enhancement of Services

To respond to customer needs for high quality and globally seamless services, NTT Group will strengthen global development in two primary business fields of System Integration (“SI”) and Network Integration (“NI”) business for corporate customers and mobile business for consumers.

In the SI and NI business for corporate customers, NTT Group will integrate the strengths of individual group companies, including the recently acquired Dimension Data Holdings plc and Keane International, Inc., to provide a complete service lineup and enhance area coverage, thereby achieving business synergies. Management will be further strengthened both in terms of global business strategy and in terms of personnel administration, in order to accelerate growth in global business.

With regards to the mobile business for consumers in emerging markets, mainly in Asia, NTT Group will collaborate with local carriers, support the building of 3G services and introduce and expand value-added services. In the markets of developed countries, NTT Group will develop cutting-edge value-added services designed for high-speed networks and the increasing variety of devices.

Responding to Environmental Issues

With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below:

•	“Green of ICT”

This initiative is aimed at reducing the environmental burden resulting from ICT, such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	“Green by ICT”

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”

Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

[3] Great East Japan Earthquake Restoration Initiatives and Disaster Countermeasures

By the end of April, NTT Group had restored virtually all damaged exchange offices and base stations (except for certain areas where restoration is difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant, etc.) through renewal of power supplies and equipment in exchange offices, repair and re-installation of relay transmission lines, and areal restoration for mobile phones using large zone schemes where a single station covers multiple stations. For the areas where damage to houses and other structures was extensive, NTT will conduct restoration at the same pace at which roads and other infrastructure are restored.

The Great East Japan Earthquake impacted telecommunication facilities in unprecedented ways, as the massive earthquake and resulting tsunamis caused, among other things, widespread and extended power outages and scheduled power outages. In addition, with the advancement of mobile phones and the Internet, a wide variety of means for information exchange was employed. NTT Group has reconfirmed the vitality of communication services to society, and in light of the foregoing, will proactively take the following countermeasures, collaborating with the central and local governments as necessary:

Development of Disaster-resistant Networks and Prompt Recovery Methods

•	Distribute key functions across regions and implement multiple routes in preparation against wide-area disasters

•	Improve power capacity to withstand widespread and long-term power outages

Secure Prompt Reconnection for Local Relief Sites

•	Increase the use of satellite and wireless communications, etc.

Secure Means of Information Distribution after Disasters

•	Greater responsiveness to communication needs directly following a disaster, such as safety confirmation (countermeasure against service congestion)

•	Measures to correspond to the diversification of customer needs, which are shifting from using voice communications to e-mail and the Internet

Provide services and solutions useful during a disaster and during recovery

•	Support for local governments, medical care and schools, etc.

[4] Actions as Holding Company for NTT Group

To carry out these measures and policies, NTT will conduct group management by using the benefits of its holding company structure, including the dynamic and flexible allocation of management resources and integrated fundamental research and development. NTT will also provide necessary advice, intermediary services, and efficient capital procurement to individual NTT Group companies.

With respect to basic research and development, NTT will work to create the technologies that will pave the way for the development of safe, secure and convenient broadband and ubiquitous services. NTT will steadily work to disseminate and commercialize the results of its research and development within Japan and internationally.

NTT Group greatly appreciates its investors’/shareholders’ continued understanding and support.

<Glossary of Terms>

•	Application

Software designed to perform a specific operation on a computer. Includes a wide range of software, from those that perform office functions, such as word processing and spreadsheets, to software that plays music and operates games.

•	Broadband

High-speed, high-capacity communications.

•	Cloud Computing Service

Cloud computing is a type of computer technology whereby software and services can be used through a network. It is unique for the fact that the service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software. The term cloud is used based on how a network such as the Internet is depicted in computer network diagrams.

•	Codec

A device or software that uses an encoding method to compress and decompress digital data, such as images.

•	CRM (Customer Relationship Management)

A methodology that seeks to increase sales by maintaining close relations with customers.

•	Data Center

A facility specialized in the installation and operation of a variety of computer and data communication devices, such as servers.

•	e-Learning

A general term for a system for learning and education utilizing PCs and networks, such as the Internet.

•	FLET’S Hikari

NTT Group’s optical broadband service. In this report, it refers collectively to services such as B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

•	High-Capacity Optical Transmission Technology

Essential optical network technology that supports the transmission of large volumes of data over long distances to respond to the ever growing volumes of network data traffic.

•	High-Voltage Direct Current Supply

A method of supplying direct current (DC) to hardware in a data center. While Alternating Current (AC) is generally used, DC supply is more efficient and is more reliable because it has a lower DC/AC conversion loss.

•	Home ICT

A service that links household devices, such as household electronics, to a network to support more convenient and rich lifestyles.

•	Hosting Service

A service that provides (leases) storage space on a server and information processing functions via a network.

•	ICT (Information and Communication Technology)

A general term for information and communication technologies using computers in hardware, software, and systems and data communications.

•	International Roaming

A service allowing mobile numbers and email addresses used in Japan to be available for use as-is in overseas service areas.

•	IP (Internet Protocol)

A standard communications protocol used for communications over the Internet.

•	IPTV (Internet Protocol Television)

A service for distributing television and video programming using an IP network.

•	IP-VPN (Internet Protocol Virtual Private Network)

A service using IP that creates a virtual private network that provides the Internet and data communication network for exclusive use by specified parties that third parties cannot access.

•	LTE (Long Term Evolution)

A communications method characterized by high speed, high capacity, efficient use of signals and low lag that achieves high-speed mobile phone communications rivaling that of optical fiber communications.

•	Migration

To migrate.

•	Nano-device

An equipment component constructed from directly operating on molecules and atoms the size of a nanometer (one billionth of a meter). NTT is undertaking R&D with the aim of greatly reducing energy consumption and realizing higher functionality by communication facilities.

•	NGN (Next-Generation Network)

An information and telecommunications network equipped with the flexibility and economic efficiency of IP networks, while securing the reliability and stability of existing telephone networks. This includes FLET’S Hikari Next provided by NTT East and NTT West.

•	NI (Network Integration)

Comprehensive provision of consulting, design, construction, operation and maintenance with regards to the IP network infrastructure of corporate customers.

•	Office ICT Equipment

Office equipment, including PCs and related hardware, business phones and multi-function digital devices, that can connect to networks.

•	Oracle

A general term for a database management system provided by the U.S. company, Oracle Corporation, referred to in this business report.

•	Platform

A common system that links multiple networks and terminals and provides functions such as authentication, billing, other services as intermediary between service provider and user, and credit administration, to facilitate access to a variety of different applications.

•	PSTN (Public Switched Telephone Networks)

The networks used for general subscriber telephone lines.

•	Quantum Information Processing

Information processing technology that uses electrons and photons, the smallest units of electric current and light, rather than conventional information and communication technology, which uses the strength of electric currents or light. This technology, which is expected to make possible massively-parallel and ultra-high-speed computing utilizing quantum computers and ultra-secure communications using quantum encryption, is attracting a lot of attention as a revolutionary technology.

•	SaaS (Software as a Service)

A service that provides software via networks.

•	SAP

A general term for the enterprise resource planning (or “ERP”) (an information system package that supports core corporate operations, such as order intake, sales administration, inventory administration, production administration and accounting) provided by the German company, SAP AG, referred to in this business report.

•	SI (System Integration)

Comprehensive provision of planning, design and development of information systems, and of the operation to maintenance of information systems after construction.

•	Smartphone

A mobile phone including many components of a PC in order to utilize data communication functions. Functions can be expanded by adding applications according to the user’s preferences and intended use.

•	SNS (Social Networking Service)

Community-based websites that promote and support connections between people.

•	Solutions

Identifying issues that customers are facing and providing systems and other means that are capable of resolving them.

•	Storage Service

A service that provides (leases) storage space for saving files via a network.

•	Tablet Device

A mobile information device with a liquid-crystal touch panel display that allows operation with your fingers.

•	Ubiquitous

The ability to connect to an information network such as the Internet at any time and from any location.

•	Upper Layer Services

Services that utilize NGN and other broadband networks including video services, e-learning, and cloud computing services.

•	Virtualization Technology

Technology that allows multiple quasi-server environments to operate on a single physical server or to combine the physical resources of multiple servers and operate them as if in a single server environment, so that server resources can be used more efficiently.

•	Wi-Fi (Wireless Fidelity)

A brand name that indicates the certification of the interconnectivity between wireless LAN devices. Wi-Fi is a registered trademark of Wi-Fi Alliance.

•	3G

A third-generation mobile communications service, such as FOMA offered by NTT DOCOMO.

Consolidated and Non-Consolidated Financial Results

Fiscal years ended March 31

Consolidated financial results Non-consolidated financial results

Notes:	1.	Figures for consolidated financial results are rounded off to the nearest one hundred million yen, while figures for non-consolidated results are rounded down to the nearest one hundred million yen.

	2.	NTT Group’s consolidated net income for the 25th fiscal year (the fiscal year ended March 31, 2010) and for the 26th fiscal year (the fiscal year ended March 31, 2011) indicates net income attributable to NTT (excluding the portion attributable to noncontrolling interests).

Operating Results

Notes:	1.	Number of Hikari Denwa subscribers is calculated by thousand channels.

	2.	Number of communication module service subscribers is included in the number of cellular subscribers.

	3.	From March 3, 2008 onward, an additional FOMA subscription is a prerequisite for the application of the 2 in 1 principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

	4.	Number of Telephone Subscribers is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included).

	5.	Number of ISDN subscribers is the total of INS-Net 64 (including INS-Net 64 and INS-Net 64 Lite Plan) and INS-Net 1500. In terms of number of channels, transmission and line use rate (base rate), INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4. Changes in Assets and Income of NTT Group and NTT (Holding Company)

(1) Changes in Consolidated Assets and Consolidated Income of NTT Group

	23rd fiscal year, ended March 31, 2008	24th fiscal year, ended March 31, 2009	25th fiscal year, ended March 31, 2010	26th fiscal year, ended March 31, 2011
Operating revenues (billion yen)	10,680.9	10,416.3	10,181.4	10,305.0
Income before income taxes (billion yen)	1,322.3	1,105.2	1,120.1	1,175.8
Net income (billion yen)	635.2	538.7	492.3	509.6
Net income per share (yen)	46,107.27	400.41	372.01	385.16
Total assets (billion yen)	18,518.8	18,796.4	18,939.1	19,665.6
Shareholders’ equity (billion yen)	7,410.8	7,298.1	7,788.2	8,020.7
Shareholders’ equity per share (yen)	543,361.19	5,515.18	5,885.86	6,061.92

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.

	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholder’s equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

3.	On January 4, 2009, NTT carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year (the fiscal year ended March 2009) is calculated on the assumption that such stock split took place at the beginning of the fiscal year
		(April 1, 2008).

4.	Net income for the 25th fiscal year (the fiscal year ended March 2010) and the 26th fiscal year (the fiscal year ended
		March 2011) reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).

	5.	Income per share for the 25th fiscal year (the fiscal year ended March 2010) and the 26th fiscal year (the fiscal year ended March 2011) reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).

•

In the 23rd fiscal year, although IP-related revenues from FLET’S Hikari and FOMA and system integration revenues increased, factors including a decline in voice-communication related revenues resulted in consolidated operating revenues of ¥10,680.9 billion, consolidated income before taxes of ¥1,322.3 billion, and consolidated net income of ¥635.2 billion.

•

In the 24th fiscal year, although IP-related revenues from FLET’S Hikari and other sources and system integration revenues increased, factors including a decrease in the number of fixed-line telephone subscriptions and a decline in voice-communication related revenues caused by an expansion of mobile phone discount services resulted in consolidated operating revenues of ¥10,416.3 billion, consolidated income before taxes of ¥1,105.2 billion, and consolidated net income of ¥538.7 billion.

•

In the 25th fiscal year, although IP-related revenues from FLET’S Hikari and other sources increased, factors including a decline in fixed voice related revenues, a decrease in mobile voice related revenues caused by increased market penetration of the new discounted sales model for mobile phones and a decrease in handset sales revenues resulted in consolidated operating revenues of ¥10,181.4 billion, consolidated income before taxes of ¥1,120.1 billion, and consolidated net income of ¥492.3 billion.

(2) Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

	23rd fiscal year, ended March 31, 2008	24th fiscal year, ended March 31, 2009	25th fiscal year, ended March 31, 2010	26th fiscal year, ended March 31, 2011
Operating revenues (billion yen)	375.7	363.7	379.0	390.3
Recurring profit (billion yen)	217.7	196.4	215.5	227.8
Net income (billion yen)	195.8	195.9	215.7	225.7
Net income per share (yen)	14,215.97	145.68	163.04	170.58
Total assets (billion yen)	7,669.1	7,505.0	7,477.7	7,570.2
Net assets (billion yen)	5,015.3	4,868.3	4,931.7	4,996.9
Net assets per share (yen)	367,725.11	3,679.01	3,727.13	3,776.62

Notes:	1.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

2.	On January 4, 2009, we carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year (the fiscal year ended March 2009) was calculated on the assumption that the stock split took place at the beginning of the fiscal year
(April 1, 2008).

•

In the 23rd fiscal year, NTT launched the Next-Generation Services Joint-Development Forum and created support structures to promote the expansion and widespread use of services that use the NGN provided by NTT Group companies. As a result, operating revenues were ¥375.7 billion, recurring profit was ¥217.7 billion, and net income was ¥195.8 billion.

•

Starting with the adoption of the medium-term management strategy, “Road to Service Creation Business Group,” NTT’s plan for the full-scale deployment of broadband and ubiquitous services, in the 24th fiscal year, NTT provided advice and mediation services to support the realization of effective group management. As a result, operating revenues were ¥363.7 billion, recurring profit was ¥196.4 billion, and net income was ¥195.9 billion.

•

In the 25th fiscal year, in preparation for a full-scale deployment of broadband and ubiquitous services, NTT provided advice and mediation services to support the realization of effective group management based on the medium-term management strategy, “Road to Service Creation Business Group.” As a result, operating revenues were ¥379.0 billion, recurring profit was ¥215.5 billion, and net income was ¥215.7 billion.

5. Main Businesses of NTT Group

The main businesses of NTT Group are as follows:

Company	Main Businesses

Nippon Telegraph and Telephone Corporation	Ownership of shares and exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other NTT Group companies, offering intermediary advice, and other support to NTT Group companies, research into fundamental telecommunications technologies, and the exploration, realization and execution of new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations business in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations business in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications services business, Internet-related services business.

NTT DATA CORPORATION	Data communications systems service business and network system service business.

NTT DOCOMO, INC.	Mobile phone business.

6. Principal Locations of the Group

Nippon Telegraph and Telephone Corporation	Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D Facilities Laboratory Groups
	[ Cyber Communications Laboratory Group (Kanagawa)	]
Information Sharing Laboratory Group (Tokyo)
Science & Core Technology Laboratory Group (Kanagawa)
Total number of laboratories: 12

Nippon Telegraph and Telephone East Corporation	19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo
Nippon Telegraph and Telephone West Corporation	3-15, Banba-cho, Chuo-ku, Osaka
NTT Communications Corporation	1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo
NTT DATA CORPORATION	3-3, Toyosu 3-chome, Koto-ku, Tokyo
NTT DOCOMO, INC.	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

7. NTT Group Employment

(1) Number of employees in NTT Group: 219,343 (an increase of 24,361 from the end of the previous fiscal year)

(2) Number of employees of NTT and its principal subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,922
Nippon Telegraph and Telephone East Corporation	5,915
Nippon Telegraph and Telephone West Corporation	5,528
NTT Communications Corporation	8,164
NTT DATA CORPORATION (Consolidated)	49,991
NTT DOCOMO, INC. (Consolidated)	22,954

Note:	In addition to the employees indicated above, the NTT East regional subsidiaries (consolidated prefectural outsourcing companies (including NTT EAST-TOKYO CORPORATION), NTT-ME CORPORATION and NTT EAST SOLUTIONS CORPORATION) employ approximately 35,650 persons and the NTT West regional subsidiaries (consolidated regional outsourcing companies (including NTT WEST-KANSAI CORPORATION), NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION and each of the NTT WEST-HOMETECHNO companies) employ approximately 37,250 persons. The number of employees of subsidiaries includes approximately 1,300 NTT East regional subsidiary employees and approximately 1,500 NTT West regional subsidiary employees who retired at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.

8. Principal Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	¥335,000 million	100.00	As described under “5. Main Businesses of NTT Group”
Nippon Telegraph and Telephone West Corporation	¥312,000 million	100.00	As described under “5. Main Businesses of NTT Group”
NTT Communications Corporation	¥211,763 million	100.00	As described under “5. Main Businesses of NTT Group”
NTT DATA CORPORATION	¥142,520 million	54.19 (0.02)	As described under “5. Main Businesses of NTT Group”
NTT DOCOMO, INC.	¥949,679 million	66.65 (0.01)	As described under “5. Main Businesses of NTT Group”
Verio Inc.	US$7,489.91 million	0 (100.00)	Provision of Internet solution services in North America
Keane, Inc.	US$1,620.65 million	0 (100.00)	Consulting and system design and development
Keane International, Inc.	US$1,170.70 million	0 (100.00)	Overall management of Keane group
NTT America, Inc.	US$986.41 million	0 (100.00)	Provision of Arcstar services in North America
NTT URBAN DEVELOPMENT CORPORATION	¥48,760 million	67.30	Real estate leasing and sale
Dimension Data Holdings plc	US$444.28 million	100.00	Development and maintenance of IT system infrastructure, etc.
NTT DATA EUROPE GmbH & Co. KG	EU€286.26 million	0 (100.00)	Management of European subsidiaries, etc.
NTT Resonant Inc.	¥25,000 million	0 (100.00)	Development and provision of broadband portal and search services, etc.
NTT DATA INTERNATIONAL L.L.C.	US$276.86 million	0 (100.00)	Overall management of North American subsidiaries of NTT DATA CORPORATION, etc.
NTT EUROPE LTD.	UK£151.55 million	0 (100.00)	Provision of Arcstar services in Europe
NTT COMWARE CORPORATION	¥20,000 million	100.00	Development, production, operation and maintenance of information communications systems and software, etc.
NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100.00)	Provision of Arcstar services in Australia
DOCOMO interTouch Pte. Ltd.	US$216.00 million	0 (100.00)	High-speed Internet connection business for hotels, etc.
NTT FINANCE CORPORATION	¥16,770 million	91.12 (8.20)	Leasing, installment sales of various equipment, such as communication devices, etc.
Intelligroup, Inc.	US$199.20 million	0 (100.00)	Consulting and system design and development
NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION	¥16,200 million	0 (100.00)	Construction and operation of data center facilities overseas
NTT FACILITIES, INC.	¥12,400 million	100.00	Design, management, and maintenance of buildings, equipment and electric power facilities
NTT Plala Inc.	¥12,321 million	0 (95.39)	Internet connection and video delivery services, etc.
Cirquent GmbH	EU€98.87 million	0 (74.39)	Consulting and system design and development

Notes:	1.	The equity ownership percentages are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.

Capitalization of overseas subsidiaries includes additional paid-in capital.

	2.	NTT has 756 consolidated subsidiaries including those above, and 102 companies are accounted for by the equity method.

	3.	NTT’s equity ownership percentage of NTT DOCOMO increased from 66.43% to 66.65% as a result of the buy-back of 138,141 shares by NTT DOCOMO.

	4.	NTT’s equity ownership percentage of NTT Plala Inc. increased from 75.27% to 95.39% as a result of an NTT subsidiary purchasing 45,400 NTT Plala Inc. shares from another shareholder.

	5.	NTT EUROPE LTD. increased its capital, and NTT America, Inc. and Verio Inc. decreased their capital due to a decrease in additional paid-in capital associated with accounting for the business combination.

	6.	For the current fiscal year under review, Keane, Inc., Keane International, Inc., Dimension Data Holdings plc, NTT DATA INTERNATIONAL L.L.C., Intelligroup, Inc., NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION and Cirquent GmbH are newly listed as principal subsidiaries.

9. Status of NTT Group’s Acquisition of Shares in Other Companies

In July 2010, NTT agreed to acquire Dimension Data Holdings plc (“Dimension Data”), an English public limited liability company based in the Republic of South Africa, whose shares are traded on the London Stock Exchange and the Johannesburg Stock Exchange, and make it a subsidiary in order to expand NTT’s global businesses for corporate customers. In December 2010, NTT completed its acquisition of 100% of Dimension Data’s shares, making it its wholly-owned subsidiary.

In October 2010, NTT DATA agreed to acquire Keane International, Inc. (“Keane International”), a U.S.-based IT services firm, and make it a subsidiary in order to provide comprehensive IT services to the U.S. In December 2010, NTT DATA completed its acquisition of 100% of Keane International’s shares, making it its wholly-owned subsidiary.

10. Principal Lenders and Borrowings Outstanding of NTT Group

Lender	Borrowings Outstanding (Billions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	178.0
Development Bank of Japan Inc.	174.5
Mizuho Corporate Bank, Ltd.	170.5
Nippon Life Insurance Company	145.2
Sumitomo Mitsui Banking Corporation	101.1
Mitsubishi UFJ Trust and Banking Corporation	98.5
Meiji Yasuda Life Insurance Company	93.7
Sumitomo Life Insurance Company	78.0
Shinkin Central Bank	75.2
National Mutual Insurance Federation of Agricultural Cooperatives	65.1

II. Shares and Shareholders

(1)	Total number of shares authorized to be issued by NTT: 6,192,920,900 shares

(2)	Total number of shares issued: 1,448,659,067 shares (including 125,524,000 shares of treasury stock)

Note: Due to the cancellation of treasury stock during the fiscal year ended March 31, 2011, the total number of issued shares decreased by 125,461,833 compared to the previous fiscal year.

(3)	Number of shareholders at end of fiscal year ended March 31, 2011: 1,180,268

(4)	Principal Shareholders

Shareholder	Number of Shares Held (thousand)	Equity Ownership (%)
The Minister of Finance	530,567	40.10
Japan Trustee Services Bank, Ltd. (Trust Account)	52,196	3.94
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,510	2.76
Moxley and Company	30,673	2.32
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,110	1.22
SSBT OD05 Omnibus Account – Treaty Clients	15,103	1.14
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	12,310	0.93
NTT Employee Share-Holding Association	12,268	0.93
State Street Bank and Trust Company 505225	10,183	0.77
State Street Bank and Trust Company 505224	9,226	0.70

Notes:	1.	Number of Shares Held is rounded down to the nearest thousand.

	2.	NTT’s holdings of 125,524,000 shares of treasury stock are not included in the above figures.

	3.	Equity ownership percentages do not include treasury stock.

III. Corporate Officers

1. Directors and Corporate Auditors (as of March 31, 2011)

Position	Name	Responsibilities	Description of Concurrent Positions

Director and Chairman	Norio Wada

Representative Director and President	Satoshi Miura	Chief Executive Officer

Representative Directors and Senior Executive Vice Presidents	Noritaka Uji	In charge of technical strategy, Chief Technology Officer, and Chief Information Officer

	Hiroo Unoura	Director of Strategic Business Development Division, in charge of business strategy, and Chief Financial Officer

	Kaoru Kanazawa	In charge of risk management and international standardization, and Chief Compliance Officer

Executive Vice President	Yasuyoshi Katayama	Director of Technology Planning Department	Director of NTT Comware Corporation

Senior Vice Presidents	Toshio Kobayashi	Director of Finance and Accounting Department

	Hiroki Watanabe	Director of Corporate Strategy Planning Department	Director of Nippon Telegraph and Telephone West Corporation

	Hiromichi Shinohara	Director of Research and Development Planning Department

	Tetsuya Shoji	Director of General Affairs Department	Director of Nippon Telegraph and Telephone East Corporation

Directors	Takashi Imai		Director of Japan Securities Finance Co., Ltd. Director of Nippon Television Network Corporation Corporate Auditor of Nippon Life Insurance Company

	Yotaro Kobayashi		Director of Sony Corporation

Full-time Corporate Auditors	Susumu Fukuzawa

Shunsuke Amiya

Corporate Auditors	Shigeru Iwamoto

Certified Public Accountant

Commissioner of National Audit Organization of Central Union of Agricultural Co-operatives

Director of Sumitomo Mitsui Financial Group, Inc.

Director of Sumitomo Mitsui Banking Corporation

	Toru Motobayashi		Lawyer Board Director of Hitachi, Ltd. Corporate Auditor of Sumitomo Life Insurance Company

Notes:	1.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside directors as provided by Article 2, Item 15 of the Corporation Law. Also, based on the listing rules of the exchanges in Japan on which its securities are traded, NTT designates Mr. Takashi Imai and Mr. Yotaro Kobayashi as independent board members and files the information with each of the exchanges.

	2.	Mr. Shigeru Iwamoto and Mr. Toru Motobayashi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

	3.	Corporate Auditor Susumu Fukuzawa has experience in NTT’s accounting division and Corporate Auditor Shigeru Iwamoto is a certified public accountant. Both have extensive knowledge concerning finance and accounting matters.

	4.	Mr. Toshiro Morota, Outside Corporate Auditor, passed away on September 6, 2010.

2. Policies Concerning and Total Compensation of Directors and Corporate Auditors

(1) Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only, and is not linked to NTT’s business results.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of a base salary only, for the same reasons as those cited above with respect to outside directors.

(2) Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2011

Position	Number of Persons	Total Compensation (Millions of yen)
Director	12	558
Corporate Auditor	5	117

Total	17	675

Notes:	1.	Compensation amounts shown above include compensation paid to one corporate auditor who retired on September 6, 2010.

	2.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

	3.	Total compensation of directors includes ¥96 million in bonuses for the current fiscal year.

	4.	In addition to the above, ¥12 million is to be paid to directors who are also employees as bonuses for their service as employees.

3. Outside Directors and Corporate Auditors

(1) Principal Concurrent Positions of Outside Directors and Corporate Auditors

Position	Name	Company where Concurrent Position Held *	Description of Concurrent Position
Outside Directors	Takashi Imai	Japan Securities Finance Co., Ltd. Nippon Television Network Corporation Nippon Life Insurance Company	Outside Director Outside Director Outside Corporate Auditor

	Yotaro Kobayashi	Sony Corporation	Outside Director

Outside Corporate Auditors	Shigeru Iwamoto	Central Union of Agricultural Co-operatives	Commissioner of National Audit Organization
		Sumitomo Mitsui Financial Group	Outside Director
		Sumitomo Mitsui Banking Corporation	Outside Director

	Toru Motobayashi	Hitachi, Ltd. Sumitomo Life Insurance Company	Outside Director Outside Corporate Auditor

Note:	There is no special relationship between NTT Group and the companies where outside directors and corporate auditors hold concurrent positions

(2) Principal Activities of Outside Directors and Corporate Auditors

[1] Attendance at Board of Directors Meetings and Board of Corporate Auditors Meetings

		Board of Directors Meetings		Board of Corporate Auditors Meetings
Position	Name	Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Takashi Imai	11/13	85%	—	—
	Yotaro Kobayashi	12/13	92%	—	—

Outside Corporate Auditors	Toshiro Morota	6/6	100%	8/9	89%
	Shigeru Iwamoto	13/13	100%	17/17	100%
	Toru Motobayashi	13/13	100%	17/17	100%

[2] Statements at Board of Directors and Board of Corporate Auditors Meetings

Director Takashi Imai made comments mainly concerning the group management and strategies, international business, and business strategies of NTT Group companies from his perspective as an industry leader with extensive experience.

Director Yotaro Kobayashi made comments mainly concerning the business planning, international business, investments, and business strategies of NTT Group companies from his perspective as an industry leader with extensive experience.

Corporate Auditor Toshiro Morota made comments concerning the measures for the establishment of internal control systems of NTT Group Companies, mainly from the perspective of complying with applicable law and the Articles of Incorporation.

Corporate Auditor Shigeru Iwamoto made comments concerning the accuracy of financial statements, mainly from his professional perspective as a certified public accountant.

Corporate Auditor Toru Motobayashi made comments concerning thorough compliance, mainly from his professional perspective as a lawyer.

(3) Indemnity Agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423, Paragraph 1 of the Corporation Law in accordance with Article 427, Paragraph 1 of that law. The limitation of liability is the lowest amount permitted by Article 425, Paragraph 1 of the Corporation Law.

(4) Total Compensation of Outside Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2011

	Number of directors and corporate auditors	Total Compensation (Millions of yen)
Total compensation of outside directors and corporate auditors	5	72

Notes:	1.	Total amount of compensation for outside directors and outside corporate auditors is included in “2.(2) Total compensation of directors and corporate auditors during the fiscal year ended March 31, 2010.”

	2.	Compensation amounts shown above include compensation paid to one corporate auditor who retired on September 6, 2010.

IV. Independent Auditors

(1) Name of Independent Auditor

KPMG AZSA LLC

Note: On July 1, 2010, KPMG AZSA & Co. became KPMG AZSA LLC.

(2) Compensation to Independent Auditor During the Fiscal Year Ended March 31, 2011

Independent Auditor	Compensation
KPMG AZSA LLC	¥273 million

Note:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Financial Instruments and Exchange Law, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

(3) Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥2,759 million

Notes:	1.	Of NTT’s principal subsidiaries, Dimension Data Holdings plc is audited by KPMG Inc.; NTT DATA EUROPE GmbH & Co. KG and Cirquent GmbH are audited by KPMG AG Wirtschaftsprüfungsgesellschaft; NTT EUROPE LTD. is audited by KPMG LLP; NTT AUSTRALIA PTY. LTD. is audited by KPMG; and DOCOMO interTouch Pte. Ltd. is audited by KPMG LLP.

	2.	The content of non-audit services for which NTT is paying compensation to KPMG AZSA LLC are provision of guidance and advice in relation to International Financial Reporting Standards (IFRS).

(4) Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

V. Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for NTT Group. The contents of such basic policy are set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I. Basic Approach on the Maintenance of Internal Control Systems

1.	NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.	NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control systems based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.	NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II. Development of the Internal Control Systems

1.	Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be appropriately and effectively carried out.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report, and receive consultation on, ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT takes the following measures to appropriately manage business risks:

(1)	NTT adopted Risk Management Regulations to establish fundamental policies concerning risk management and to promote effective and efficient business operations.

(2)	NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)	NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors efficiently perform their duties

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters:

(1)	NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors:

(1)	NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by NTT Group, thus contributing to the growth and development of NTT Group:

(1)	Develop communications systems for notifying the parent company in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems for information security and the protection of personal information.

(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.

(5)	Audits of NTT Group companies by the parent company’s internal audit division.

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from directors

NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:

(1)	The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:

(a)	Matters resolved at Corporate Management Committee meetings;

(b)	Matters that cause or may cause substantial damage to NTT;

(c)	Monthly financial reports;

(d)	The status of internal audits;

(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;

(f)	The status of reporting to helplines; and

(g)	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

CONSOLIDATED BALANCE SHEET

(At March 31, 2011)

(Millions of yen)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,435,158
Short-term investments	167,175
Notes and accounts receivable, trade	2,072,011
Allowance for doubtful accounts	(45,907)
Accounts receivable, other	265,668
Inventories	314,983
Prepaid expenses and other current assets	316,328
Deferred income taxes	244,881

TOTAL CURRENT ASSETS	4,770,297

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,606,718
Telecommunications service lines	14,527,349
Buildings and structures	5,855,282
Machinery, vessels and tools	1,806,355
Land	1,133,675
Construction in progress	312,480
Accumulated depreciation	(28,341,219)

NET PROPERTY, PLANT AND EQUIPMENT	9,900,640

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	581,073
Marketable securities and other investments	276,178
Goodwill	747,526
Software	1,330,085
Other intangibles	287,400
Other assets	885,444
Deferred income taxes	886,953

TOTAL INVESTMENTS AND OTHER ASSETS	4,994,659

TOTAL ASSETS	19,665,596

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings	341,567
Current portion of long-term debt	698,476
Accounts payable, trade	1,379,279
Accrued payroll	475,226
Accrued interest	12,189
Accrued taxes on income	208,363
Accrued consumption tax	37,835
Advances received	206,572
Deposit received	81,997
Other	247,568

TOTAL CURRENT LIABILITIES	3,689,072

LONG-TERM LIABILITIES
Long-term debt	3,494,198
Obligations under capital leases	34,818
Liability for employees’ retirement benefits	1,535,964
Other	830,612

TOTAL LONG-TERM LIABILITIES	5,895,592

EQUITY
NTT SHAREHOLDERS’ EQUITY
Common stock, no par value	937,950
Additional paid-in capital	2,834,029
Retained earnings	5,155,596
Accumulated other comprehensive income (loss)	(303,708)
Treasury stock, at cost	(603,133)
TOTAL NTT SHAREHOLDERS’ EQUITY	8,020,734
NONCONTROLLING INTERESTS	2,060,198

TOTAL EQUITY	10,080,932

TOTAL LIABILITIES AND EQUITY	19,665,596

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2010 to March 31, 2011)

(Millions of yen)
Operating revenues:
Fixed voice related services	2,180,778
Mobile voice related services	2,021,579
IP/packet communications services	3,341,112
Sale of telecommunication equipment	565,874
System integration	1,382,195
Other	813,465
Total operating revenues	10,305,003
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,458,029
Cost of equipment sold (exclusive of items shown separately below)	760,832
Cost of system integration (exclusive of items shown separately below)	915,018
Depreciation and amortization	1,962,534
Impairment loss	1,094
Selling, general and administrative expenses	2,989,814
Goodwill and other intangible asset impairments	2,773
Total operating expenses	9,090,094
Operating income (loss)	1,214,909

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(55,267)
Interest income	21,600
Other, net	(5,445)
Total other income and expenses	(39,112)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,175,797
Income tax expense (benefit)	475,592
Current	448,813
Deferred	26,779
Income (loss) before equity in earnings (losses) of affiliated companies	700,205
Equity in earnings (losses) of affiliated companies	1,670
Net income (loss)	701,875
Less – Net income attributable to noncontrolling interests	192,246
Net income (loss) attributable to NTT	509,629

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(from April 1, 2010 to March 31, 2011)

	(Millions of yen)
	NTT Shareholder’s Equity					Total NTT Shareholders’ Equity	Non-controlling interest	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost
At beginning of year	937,950	2,838,927	5,406,726	(189,606)	(1,205,844)	7,788,153	1,982,726	9,770,879

Comprehensive income (loss)
Net income (loss)			509,629			509,629	192,246	701,875
Other comprehensive income (loss)
Unrealized gain (loss) on securities				(4,155)		(4,155)	(2,136)	(6,291)
Unrealized gain (loss) on derivative instruments				(1,643)		(1,643)	110	(1,533)
Foreign currency translation adjustments				(32,770)		(32,770)	(11,346)	(44,116)
Pension liability adjustments				(75,534)		(75,534)	(4,969)	(80,503)
Total other comprehensive income (loss)						(114,102)	(18,341)	(132,443)
Total comprehensive income (loss)						395,527	173,905	569,432

Cash dividends			(158,783)			(158,783)	(86,063)	(244,846)

Changes in NTT’s ownership interest in subsidiaries		(3,929)				(3,929)	(10,370)	(14,299)

Acquisition of treasury stock					(417)	(417)		(417)

Resale of treasury stock		(53)			236	183		183

Cancellation of treasury stock		(916)	(601,976)		602,892	—		—

At end of year	937,950	2,834,029	5,155,596	(303,708)	(603,133)	8,020,734	2,060,198	10,080,932

Note:	Amounts are rounded off to nearest million yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

Principal Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 3, Paragraph 1, of the Supplemental Provisions to the Corporate Calculation Regulations (Ordinance of the Ministry of Justice Issue No. 46, December 11, 2009), NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with that paragraph.

2.	Marketable securities

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities” is applied.

(1)	Securities held to maturity

Amortized cost method.

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or construction cost of real estate held for resale including the costs of labor and subcontractors. The cost of supplies is determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant, and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with ASC 350 “Intangibles – Goodwill and Other,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits. If the actuarial net gain or loss exceeds 10% of the larger of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line method over the average remaining service periods at the time of recognition. Prior service cost is amortized from the time of recognition on a straight-line method over the average remaining service periods at the time of recognition.

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

During the fiscal year ended March 31, 2011, there were 756 consolidated subsidiaries and 102 equity method affiliates.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.

2.	In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued.

3.	Outstanding guarantees for loans of other companies: ¥23,376 million.

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued as of the end of the fiscal year ended March 31, 2011

Common stock: 1,448,659,067 shares.

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (Millions of yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 24, 2010 Ordinary general meeting of shareholders	Common stock	79,392	60	March 31, 2010	June 25, 2010
November 9, 2010 Board of Directors meeting	Common stock	79,391	60	September 30, 2010	December 13, 2010

(2)	Dividends for which the date of record fell in the current fiscal year with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (Millions of yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 23, 2011 Ordinary general meeting of shareholders	Common stock	Retained earnings	79,388	60	March 31, 2011	June 24, 2011

Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of business, NTT Group has certain financial instruments including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Mainly, such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. NTT Group does not use derivative financial instruments for trading or speculative purposes.

2.	Fair value of financial instruments

The amounts for financial instruments reported on the consolidated balance sheet and the fair values as of March 31, 2011 and the differences between those values are as follows.

	(Millions of yen)
	Amount reported on consolidated balance sheet	Fair value	Difference
Assets
Investment in affiliated companies	112,859	192,237	79,378
Marketable securities and other investments
Available-for-sale securities
Equity securities	176,513	176,513	—
Debt securities	31,616	31,616	—
Held-to-maturity securities
Debt securities	7,804	7,827	23
Liabilities
Long-term debt including current portion	(4,192,674)	(4,354,131)	161,457
Derivatives
Forward exchange contracts	(203)	(203)	—
Interest rate swap agreements	(640)	(640)	—
Currency swap agreements	(7,921)	(7,921)	—
Currency option agreements	(1,859)	(1,859)	—

*	Amounts reported as liabilities are shown in parentheses.

Notes:
1.	Assets and liabilities with carrying amounts that approximate fair values are not included in the above; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll.

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:

	(1)	Investment in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value measurement is difficult.

	(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions. Long-term investment securities accounted for under the cost method are not included in the above.

	(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

	(4)	Derivatives

Fair value of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment Property

NTT Group maintains investment properties including office buildings.

2.	Fair Value of Investment Property

(Millions of yen)
Amount included in the consolidated balance sheet[1]	Fair value[2]
800,519	1,504,341

1	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation amount and accumulated impairment losses.

2	Fair value is calculated primarily through real estate appraisal standards.

Notes Concerning Financial Data Per Share

Shareholders’ equity per share: ¥6,061.92

Net income attributable to NTT per share: ¥385.16

Notes Concerning Significant Subsequent Events

On March 29, 2011, the board of directors resolved that NTT may raise up to ¥340 billion by issuing bonds and foreign currency bonds during the period from April 1 to June 30, 2011.

Other

1.	Significant Business Combination

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data, an English public limited company based in the Republic of South Africa whose shares are traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer at ¥260,571 million. The acquisition process continued through October 25, 2010, and on December 13, 2010 NTT made Dimension Data its wholly-owned subsidiary after acquiring 3.4% of the ordinary shares of Dimension Data at ¥9,421 million.

This acquisition was intended to increase competitiveness by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure.

The acquisition of Dimension Data will be recorded in accordance with the acquisition method. The amounts for assets acquired and liabilities assumed as of the acquisition date were ¥487,424 million and ¥205,922 million, respectively.

2.	The Great East Japan Earthquake

Due to the impact of the Great East Japan Earthquake which occurred on March 11, 2011, NTT Group’s telecommunications facilities and buildings, among other things, were damaged. For the fiscal year under review, ¥28,225 million was recorded in operating expenses as a loss on retirement of damaged facilities, expenses incurred for the restoration work and other expenses which resulted from this earthquake.

NON-CONSOLIDATED BALANCE SHEET

(At March 31, 2011)

(Millions of yen)
ASSET
Current assets
Cash and bank deposits	13,642
Accounts receivable, trade	1,284
Supplies	245
Advance payment	798
Deferred income taxes	927
Short-term loans receivable	320,177
Accounts receivable, other	66,291
Subsidiary deposits	91,950
Other	6,778

Total current assets	502,096
Fixed assets
Property, plant and equipment
Buildings	123,844
Structures	4,575
Machinery, equipment and vehicles	498
Tools, furniture and fixtures	18,999
Land	29,674
Lease assets	429
Construction in progress	1,737

Total property, plant and equipment	179,759
Intangible fixed assets
Software	48,762
Lease assets	0
Other	292

Total intangible fixed assets	49,055
Investments and other assets
Investment securities	13,626
Investments in subsidiaries and affiliated companies	5,072,805
Other securities of subsidiaries and affiliated companies	6,737
Contributions to affiliated companies	148
Long-term loans receivable to subsidiaries	1,727,465
Deferred income taxes	16,898
Other	1,635

Total investments and other assets	6,839,318

Total fixed assets	7,068,132

TOTAL ASSETS	7,570,228

(Millions of yen)
LIABILITIES
Current liabilities
Accounts payable, trade	264
Current portion of corporate bonds	227,924
Current portion of long-term borrowings	74,240
Lease obligations	34
Accounts payable, other	28,971
Accrued expenses	9,148
Accrued taxes on income	210
Advance received	1,024
Deposit received	524
Deposit received from subsidiaries	61,862
Unearned revenue	1
Other	167

Total current liabilities	404,373
Long-term liabilities
Corporate bonds	1,183,193
Long-term borrowings	953,530
Lease obligations	753
Liability for employees’ retirement benefits	29,584
Asset retirement obligations	1,162
Other	653

Total long-term liabilities	2,168,877

TOTAL LIABILITIES	2,573,251

NET ASSETS
Shareholders’ equity
Common stock	937,950

Capital surplus
Additional paid-in capital	2,672,826
Total capital surplus	2,672,826

Earned surplus
Legal reserve	135,333
Other earned surplus
Other reserve	1,131,000
Accumulated earned surplus	721,664
Total earned surplus	1,987,997

Treasury stock	(603,132)

Total shareholders’ equity	4,995,640

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	1,336

Total unrealized gains (losses), translation adjustments, and others	1,336

TOTAL NET ASSETS	4,996,977

TOTAL LIABILITIES AND NET ASSETS	7,570,228

Note:	Amounts are rounded down to nearest million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2010 to March 31, 2011)

(Millions of yen)
Operating revenues
Dividends received	235,720
Revenues from group management	19,149
Revenues from basic R&D	123,999
Other services	11,503
Total operating revenues	390,373
Operating expenses
Administration	20,696
Experiment and research	89,043
Depreciation and amortization	41,942
Retirement of fixed assets	1,280
Miscellaneous taxes	3,932
Total operating expenses	156,895
Operating income	233,478

Non-operating revenues
Interest income	30,229
Lease and rental income	12,282
Miscellaneous income	2,449
Total non-operating revenues	44,961
Non-operating expenses
Interest expenses	11,287
Corporate bond interest expenses	23,184
Lease and rental expenses	5,983
Exchange losses	8,633
Miscellaneous expenses	1,513
Total non-operating expenses	50,602

Recurring profit	227,837
Special losses
Loss on adjustment for changes of accounting standard for asset retirement obligations	757
Special loss on disaster	226
Total special losses	983
Income before income taxes	226,853
Corporation, inhabitant, and enterprise taxes	(3,571)
Deferred tax expenses (benefits)	4,719
Total income taxes	1,148
Net income	225,705

Note:	Amounts are rounded down to nearest million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

(from April 1, 2010 to March 31, 2011)

(Millions of yen)
Shareholders’ equity

Common stock
At the previous year end	937,950
Net change during the annual period

Total net change during the annual period	—

At the year end	937,950

Capital surplus
Additional paid-in capital
At the previous year end	2,672,826
Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Other capital surplus
At the previous year end	968
Net change during the annual period
Resale of treasury stock	(52)
Cancellation of treasury stock	(915)

Total net change during the annual period	(968)

At the year end	—

Total capital surplus
At the previous year end	2,673,794
Net change during the annual period
Resale of treasury stock	(52)
Cancellation of treasury stock	(915)

Total net change during the annual period	(968)

At the year end	2,672,826

Earned surplus
Legal reserve
At the previous year end	135,333
Net change during the annual period

Total net change during the annual period	—

At the year end	135,333

Other earned surplus
Other reserve
At the previous year end	1,131,000
Net change during the annual period

Total net change during the annual period	—

At the year end	1,131,000

Accumulated earned surplus
At the previous year end	1,256,717
Net change during the annual period
Cash dividends	(158,782)
Net income	225,705
Cancellation of treasury stock	(601,976)

Total net change during the annual period	(535,053)

At the year end	721,664

Total earned surplus
At the previous year end	2,523,050
Net change during the annual period
Cash dividends	(158,782)
Net income	225,705
Cancellation of treasury stock	(601,976)

Total net change during the annual period	(535,053)

At the year end	1,987,997

(Millions of yen)
Treasury stock
At the previous year end	(1,205,843)
Net change during the annual period
Payments to acquire treasury stock	(416)
Resale of treasury stock	236
Cancellation of treasury stock	602,891

Total net change during the annual period	602,711

At the year end	(603,132)

Total shareholders’ equity
At the previous year end	4,928,951
Net change during the annual period
Cash dividends	(158,782)
Net income	225,705
Payments to acquire treasury stock	(416)
Resale of treasury stock	183

Total net change during the annual period	66,689

At the year end	4,995,640

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities
At the previous year end	2,777
Net change during the annual period
Others, net	(1,441)

Total net change during the annual period	(1,441)

At the year end	1,336

Total unrealized gains (losses), translation adjustments, and others
At the previous year end	2,777
Net change during the annual period
Others, net	(1,441)

Total net change during the annual period	(1,441)

At the year end	1,336

Total net assets
At the previous year end	4,931,728
Net change during the annual period
Cash dividends	(158,782)
Net income	225,705
Payments to acquire treasury stock	(416)
Resale of treasury stock	183
Others, net	(1,441)

Total net change during the annual period	65,248

At the year end	4,996,977

Note:	Amounts are rounded down to nearest million yen.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets

(1)	Securities

[1]	Investment in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets

(1)	Property, plant, and equipment (excluding lease assets)

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings: 3 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(2)	Intangible fixed assets (excluding lease assets)

Intangible assets (except lease assets) are amortized on a straight-line method. Internal-use software is amortized on a straight-line method over its estimated useful lives within 5 years.

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated on a straight-line method. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost by ten-ninths. Intangible assets are amortized over the term of their leases on a straight-line method.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability. No allowance is accrued as of this fiscal year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of the year-end. Prior service cost is amortized on a straight-line method over the average remaining service periods at the time of recognition. Actuarial net gain or loss is amortized from the following fiscal year on a straight-line method over the average remaining service periods at the time of recognition.

4.	Other material matters relating to the preparation of financial statements

(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” This designation “hedge accounting” (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

5.	Changes in accounting procedures

Application of Accounting Standard for Asset Retirement Obligations

Effective for the fiscal year ended March 31, 2011, NTT adopted the “Accounting Standard for Asset Retirement Obligations” (Accounting Standards Board of Japan Statement No. 18, March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (Accounting Standards Board of Japan Guidance No. 21, March 31, 2008).

This change had little impact on NTT’s earnings.

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities

In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued.

Corporate bonds (including those maturing within one year)	¥1,411,118 million

2.	Accumulated depreciation on property, plant and equipment:	¥273,992 million

3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):

Short-term accounts receivable:	¥376,958 million
Long-term accounts receivable:	¥216 million
Short-term accounts payable:	¥14,915 million

Notes to Non-Consolidated Statement of Income

Transactions with Affiliated Companies

Balance of Operating Transactions
Operating revenues	¥151,402 million
Operating expenses	¥43,061 million
Balance of Non-Operating Transactions	¥64,244 million

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Treasury stock during the fiscal year ended March 31, 2011.

Common stock: 125,524,000 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were depreciable assets and liability for employees’ retirement benefits.

The major cause of deferred tax liabilities was unrealized gains on securities.

Deferred tax assets exclude ¥27,096 million in valuation allowance.

Notes Concerning Related Party Transactions

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Part	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	30,000	Short-term loans receivable Long term loans receivable to subsidiaries	122,687 666,055
				Receipt of interest[1]	10,787	Other current assets	1,888
				Receipt of expenses relating to basic research and development[2]	49,087	Accounts receivable, other	4,295
				Lease of land and buildings[3]	6,383	—	—
Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	130,000	Short-term loans receivable Long term loans receivable to subsidiaries	142,428 954,099
				Receipt of interest[1]	16,171	Other current assets	3,019
				Receipt of expenses relating to basic research and development[2]	48,671	Accounts receivable, other	4,258
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	—	Short-term loans receivable Long term loans receivable to subsidiaries	37,073 107,309
				Receipt of interest[1]	2,764	Other current assets	200
Subsidiary	NTT Finance Corporation	91% direct ownership 8% indirect ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Borrowed capital[4]	115,000	—	—
				Payment of interest[4]	15	—	—
				Deposit of capital[5]	6,176,428	Deposit received from subsidiaries	91,950
				Receipt of interest[5]	481	—	—
				Transfer of capital among NTT Group companies	111,758	Accounts receivable, other	8,798

Transaction amounts do not include consumption taxes. End-of-term balances include consumption taxes.

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic R&D. Furthermore, settlement of funds for such transactions is conducted using intra-group companies’ accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

4	Interest on borrowed capital is set taking into consideration market rates. No security is provided.

5	Interest on capital deposits is set taking into consideration market rates.

Notes Concerning Financial Data Per Share

Net assets per share	¥3,776.62
Net income per share	¥170.58

Notes Concerning Significant Subsequent Events

On March 29, 2011, the board of directors resolved that NTT may raise up to ¥340 billion by issuing bonds and foreign currency bonds during the period from April 1 to June 30, 2011.

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

(English Translation)

May 10, 2011
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA LLC

Toshiharu Kawai, C.P.A. Designated and Engagement Limited Partner

Takuji Kanai, C.P.A. Designated and Engagement Limited Partner

Atsuji Maeno, C.P.A. Designated and Engagement Limited Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated financial statements, which consist of the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 26th fiscal year from April 1, 2010 to March 31, 2011. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that pursuant to the stipulations of Article 3 Paragraph 1 of the Supplemental Provisions to the Corporate Calculation Regulations (Ordinance of the Ministry of Justice Issue No. 46, 2009), the consolidated financial statements referred to above present fairly in all material respect the position of assets and income for the period under review for the corporate group comprising the Company and its consolidated subsidiaries, in accordance with generally accepted accounting principles in the United States (see Notes to Consolidated Financial Statements, Note 1, standards for preparation of consolidated financial statements).

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

(English Translation)

May 10, 2011
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA LLC

Toshiharu Kawai, C.P.A. Designated and Engagement Limited Partner

Takuji Kanai, C.P.A. Designated and Engagement Limited Partner

Atsuji Maeno, C.P.A. Designated and Engagement Limited Partner

Pursuant to Paragraph 1, Article 436-2 of the Corporation Law, we have audited the non-consolidated financial statements, which consist of the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements and supplementary schedules, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 26th fiscal year from April 1, 2010 to March 31, 2011. The preparation of these financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules from an independent viewpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation including detailed statements. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that the financial statements and supplementary schedules referred to above present fairly in all material respect the position of assets and income for the period under review, in accordance with generally accepted accounting principles in Japan.

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

(English Translation)

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 26th fiscal year from April 1, 2010, to March 31, 2011. The Board reports as follows:

1.	Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in the Corporation Law Implementation Regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control systems).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Accounting Principles for Enterprises) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial statements related to the fiscal year under review (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements), related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

2.	Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of performance of the duties by the Independent Auditor

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the financial statements and supplementary schedules

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 12, 2011

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Susumu Fukuzawa
Full-time Corporate Auditor	Shunsuke Amiya
Corporate Auditor	Shigeru Iwamoto
Corporate Auditor	Toru Motobayashi

Note:	Corporate Auditors Shigeru Iwamoto and Toru Motobayashi are outside Corporate Auditors as prescribed in the Corporation Law, Article 2, Item 16, and Article 335, Paragraph 3.

END

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

•	First Item Appropriation of Retained Earnings

The Company proposes retained earnings be appropriated as follows.

In addition to increasing corporate value over the medium- and long-term, the Company has identified the return of profits to shareholders as an important management goal. In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

Taking into account the return of profits to shareholders and internal reserves, the Company proposes to reverse ¥600.0 billion in other reserves in order to realize a flexible capital policy.

1.	Matters relating to end-of-year dividend

(1) Type of asset to be distributed: Cash

(2) Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of common stock:	¥60
Total amount of dividends:	¥79,388,104,020

Including the interim dividend of ¥60 per one share of common stock already distributed, the annual dividend for the fiscal year will be ¥120 per one share of common stock.

(3) Date on which the dividend becomes effective: June 24, 2011

2.	Other matters relating to appropriation of retained earnings

(1) Item and amount of increased retained earnings

Accumulated earned surplus	¥600,000,000,000

(2) Item and amount of decreased retained earnings

Other reserves	¥600,000,000,000

•	Second Item Election of Five Corporate Auditors

The Company is seeking approval for the election of a total of five Corporate Auditors following the passing of Mr. Toshiro Morota, a Corporate Auditor, on September 6, 2010 and the expiration of the term of office of four current Corporate Auditors at the conclusion of this Ordinary General Meeting of Shareholders. The Board of Corporate Auditors supports this proposal.

Candidates for Corporate Auditors are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Shunsuke Amiya (June 12, 1946)	April 1970 July 1998	Joined Nippon Telegraph and Telephone Public Corporation Vice President and Executive Manager of NTT-Long Distance and Global Organizational Office of the Company	2,510 shares

		January 1999	Vice President and Executive Manager of Corporate Planning Department, Executive Manager of Personnel Department, and General Manager of Training Center of NTT-Long Distance and Global Provisional Headquarters of the Company

		July 1999	Senior Vice President and Executive Manager of Corporate Planning Department, Executive Manager of Personnel Department, and General Manager of Training Center of NTT Communications Corporation

		June 2002	Executive Vice President and General Manager of Solution Business Division of NTT Communications Corporation

		June 2004	Senior Executive Vice President and General Manager of Information Technologies Sales and Marketing Headquarters of NTT Comware Corporation

		April 2006	Senior Executive Vice President and General Manager of Enterprise Solutions Division of NTT Comware Corporation

		June 2008	Full-time Corporate Auditor of the Company (present post)

2.	Yoshitaka Makitani (July 30, 1947)	May 1970 July 1998	Joined Nippon Telegraph and Telephone Public Corporation Senior Executive Manager of Affiliated Companies Department of NTT DATA CORPORATION	706 shares

		June 1999	Senior Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA CORPORATION

		September 2000	Senior Vice President, Senior Executive Manager of Accounts and Finance Department and Senior Executive Manager of Affiliated Companies Department of NTT DATA CORPORATION

		July 2001	Senior Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA CORPORATION

		June 2002	Executive Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA CORPORATION

		June 2003	Executive Vice President, Senior Executive Manager of General Affairs Department and Senior Executive Manager of Affiliated Companies Department of NTT DATA CORPORATION

		June 2005	President of NTT BUSINESS ASSOCIE Corporation

		June 2009	Full-time Corporate Auditor of NTT DOCOMO, INC. (scheduled to retire on June 17, 2011)

3.	Shigeru Iwamoto (March 31, 1941)	March 1976 May 1999	Licensed as Certified Public Accountant (present post) President of KPMG AZSA LLC (former Asahi & Co.)	2,200 shares

		January 2004	President of KPMG AZSA LLC

		May 2004	Chairman of KPMG AZSA LLC (retired on June 30, 2005)

		August 2005	Commissioner of National Audit Organization of Central Union of Agricultural Co-operatives (present post)

		June 2006	Corporate Auditor of the Company (present post)

		June 2009	Director of Sumitomo Mitsui Financial Group, Inc. (present post)

		June 2009	Director of Sumitomo Mitsui Banking Corporation (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

4.	Toru Motobayashi (January 5, 1938)	April 1963 July 1971	Registered as a lawyer (Tokyo Bar Association) (present post) Partner of Mori, Hamada & Matsumoto (former Mori Sogo) (retired on March 31, 2008)	1,616 shares

		April 1995	Chairman of Tokyo Bar Association (retired on March 31, 1996)

		April 2002	Chairman of Japan Federation of Bar Associations (retired on March 31, 2004)

		May 2002	Commissioner of Commercial Law Center, Inc. (present post)

		June 2006	Board Director of Hitachi, Ltd. (present post)

		April 2008	Partner of Ihara and Motobayashi (present post)

		June 2008	Corporate Auditor of the Company (present post)

		July 2008	Corporate Auditor of Sumitomo Life Insurance Company (present post)

		May 2010	Director and Vice President of Commercial Law Center, Inc. (present post)

5.	Michiko Tomonaga (July 26, 1947)	March 1975 July 2007	Licensed as Certified Public Accountant (present post) Vice President of Japanese Institute of Certified Public Accountants (retired on July 7, 2010)	100 shares

		July 2008	Senior Partner of Ernest & Young (retired on June 22, 2010)

		June 2010	Auditor of Keikyu Corporation (present post)

Notes:	1.	Mr. Shigeru Iwamoto, Mr. Toru Motobayashi and Ms. Michiko Tomonaga are candidates for outside corporate auditors.

Mr. Shigeru Iwamoto and Ms. Michiko Tomonaga were both chosen as candidates due to their extensive careers as certified public accountants. NTT expects that they will conduct auditing based on their experience and knowledge as experts which they have acquired during the course of their careers.

Mr. Toru Motobayashi was chosen as a candidate due to his many years of practicing law. NTT expects that he will conduct auditing based on his experience and knowledge as an expert which he has acquired during the course of his career.

The three candidates have never been involved in the management of a company other than by becoming an outside director or an outside corporate auditor. However, for the above reasons, NTT determined that they are capable of adequately conducting their roles as outside corporate auditors.

	2.	Mr. Shigeru Iwamoto and Mr. Toru Motobayashi have been outside corporate auditors of the Company for five years and three years, respectively.

	3.	Mr. Toru Motobayashi is an outside director of Hitachi, Ltd. On September 8, 2006, Hitachi, Ltd. received an order for surcharge payment from the Japan Fair Trade Commission for violation of the Anti-Monopoly Act in connection with a bid for the ventilation installation work on the Metropolitan Expressway Shinjuku Line, ordered in 2004. On August 29, 2008, the company also received an order for surcharge payment from the Japan Fair Trade Commission for violation of the Anti-Monopoly Act between April 1999 and July 2003 in connection with the bid for sewage pump installation work conducted by the Tokyo Metropolitan Government. On October 29, 2008, the company further received a cease and desist order and order for surcharge payment from the Japan Fair Trade Commission for violation of the Anti-Monopoly Act between April 2003 and December 2005 in connection with the bid for electrical installation work in a sewage treatment facility ordered by the City of Sapporo. Mr. Motobayashi did not hold the position of outside director at the time the causal events occurred in any of these cases. However, after the occurrence of those events were disclosed, Mr. Motobayashi performed his duties by, among other things, confirming at the board of directors meetings that remedial measures, including taking appropriate sanctions, were being implemented to prevent recurrence.

Mr. Motobayashi is an outside corporate auditor of Sumitomo Life Insurance Company. On July 3, 2008, the company received a business improvement order from the Financial Services Agency to improve its business administration and operation conditions in connection with non-payment of necessary insurance proceeds during the fiscal years 2001 through 2005. Mr. Motobayashi did not hold the position as its outside corporate auditor at the time the causal event occurred. However, after such occurrence was disclosed, Mr. Motobayashi performed his duties by, among other things, confirming at the meetings of board of directors and board of corporate auditors that remedial measures, including taking appropriate sanctions, were being implemented to prevent recurrence.

	4.	In order for the candidates for outside corporate auditors to fully perform their expected roles as outside corporate auditors, pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, NTT concluded agreements with both candidates, Mr. Shigeru Iwamoto and Mr. Toru Motobayashi, limiting their liability for compensation for damages pursuant to Article 423, Paragraph 1 of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425, Paragraph 1 of the Corporation Law. If the appointments of both Mr. Iwamoto and Mr. Motobayashi are approved, NTT plans to maintain these agreements with them.

If the appointment of Ms. Michiko Tomonaga is approved, NTT plans to conclude an agreement similar to the one outlined above with her as well.

[For reference]

1.	The following are outlines of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2011)

(Billions of yen)
ASSETS
FIXED ASSETS	3,168.2
Fixed assets – telecommunications businesses	2,914.3
Property, plant and equipment	2,809.3
Machinery and equipment	518.7
Local line facilities	801.0
Engineering facilities	628.7
Buildings	474.1
Land	199.0
Others	187.6
Intangible fixed assets	104.9
Investments and other assets	253.9
Deferred income taxes	178.6
Other investments and assets	76.3
Allowance for doubtful accounts	(1.0)
CURRENT ASSETS	596.8
Cash and bank deposits	172.4
Accounts receivable, trade	323.5
Supplies	35.2
Other current assets	69.5
Allowance for doubtful accounts	(4.0)

Total assets	3,765.0

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	948.8
Long-term borrowings from parent company	666.0
Liability for employees’ retirement benefits	254.0
Other long-term liabilities	28.7
CURRENT LIABILITIES	686.4
Current portion of long-term borrowings from parent company	122.6
Accounts payable, other	254.8
Deposit received	127.2
Other current liabilities	181.6

Total liabilities	1,635.2

SHAREHOLDERS’ EQUITY	2,130.0

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
EARNED SURPLUS	295.3
UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	(0.2)
Net unrealized gains (losses) on securities	(0.2)
Total net assets	2,129.7

Total liabilities and net assets	3,765.0

CONDENSED STATEMENT OF INCOME

(from April 1, 2010 to March 31, 2011)

(Billions of yen)
Telecommunications businesses
Operating revenues	1,776.0
Operating expenses	1,706.9
Operating income from telecommunications businesses	69.1
Supplementary businesses
Operating revenues	181.0
Operating expenses	173.0
Operating income from supplementary businesses	7.9
Operating income	77.1
Non-operating revenues	53.8
Non-operating expenses	34.9
Recurring profit	96.0
Special losses	19.1
Income before income taxes	76.8
Corporation, inhabitant, and enterprise taxes	10.6
Deferred tax expenses (benefits)	13.9
Net income	52.3

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2011)

(Billions of yen)
ASSETS
FIXED ASSETS	2,930.6
Fixed assets – telecommunications businesses	2,746.4
Property, plant and equipment	2,662.5
Machinery and equipment	512.7
Local line facilities	862.7
Engineering facilities	580.9
Buildings	417.3
Land	177.2
Others	111.4
Intangible fixed assets	83.8
Investments and other assets	184.2
Deferred income taxes	125.1
Other investments and assets	59.5
Allowance for doubtful accounts	(0.3)
CURRENT ASSETS	477.0
Cash and bank deposits	130.3
Accounts receivable, trade	272.9
Supplies	29.9
Other current assets	46.0
Allowance for doubtful accounts	(2.2)

Total assets	3,407.7

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	1,247.0
Long-term borrowings from parent company	954.0
Liability for employees’ retirement benefits	258.0
Other long-term liabilities	34.9
CURRENT LIABILITIES	629.0
Current portion of long-term borrowings from parent company	142.4
Accounts payable, other	233.8
Deposit received	96.9
Other current liabilities	155.9

Total liabilities	1,876.1

SHAREHOLDERS’ EQUITY	1,531.6

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
EARNED SURPLUS	49.6
UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	(0.0)
Net unrealized gains (losses) on securities	(0.0)
Total net assets	1,531.5

Total liabilities and net assets	3,407.7

CONDENSED STATEMENT OF INCOME

(from April 1, 2010 to March 31, 2011)

(Billions of yen)
Telecommunications businesses
Operating revenues	1,597.3
Operating expenses	1,548.8
Operating income from telecommunications businesses	48.5
Supplementary businesses
Operating revenues	160.6
Operating expenses	159.5
Operating income from supplementary businesses	1.1
Operating income	49.6
Non-operating revenues	49.8
Non-operating expenses	36.4
Recurring profit	63.0
Income before income taxes	63.0
Corporation, inhabitant, and enterprise taxes	(6.5)
Deferred tax expenses (benefits)	20.5
Net income	49.0

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2011)

(Billions of yen)
ASSETS
FIXED ASSETS	895.3
Fixed assets – telecommunications businesses	540.0
Property, plant and equipment	466.8
Machinery and equipment	148.9
Engineering facilities	55.8
Buildings	133.4
Tools and fixtures	32.5
Land	47.6
Others	48.4
Intangible fixed assets	73.1
Investments and other assets	355.3
Investments in subsidiaries and affiliated companies	182.2
Other investments and assets	173.3
Allowance for doubtful accounts	(0.2)
CURRENT ASSETS	268.4
Cash and bank deposits	54.7
Accounts receivable, trade	185.2
Supplies	7.0
Other current assets	23.7
Allowance for doubtful accounts	(2.3)

Total assets	1,163.7

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	212.4
Long-term borrowings from parent company	107.3
Other long-term liabilities	105.1
CURRENT LIABILITIES	262.9
Current portion of long-term borrowings from parent company	37.0
Accounts payable, trade	28.8
Accounts payable, other	165.7
Other current liabilities	31.2

Total liabilities	475.4

SHAREHOLDERS’ EQUITY	656.4

COMMON STOCK	211.7
ADDITIONAL PAID-IN CAPITAL	131.6
EARNED SURPLUS	313.0
UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	31.9
Net unrealized gains (losses) on securities	31.9
Total net assets	688.3

Total liabilities and net assets	1,163.7

CONDENSED STATEMENT OF INCOME

(from April 1, 2010 to March 31, 2011)

(Billions of yen)
Telecommunications businesses
Operating revenues	868.4
Operating expenses	772.6
Operating income from telecommunications businesses	95.8
Supplementary businesses
Operating revenues	164.9
Operating expenses	167.5
Operating losses from supplementary businesses	2.5
Operating income	93.2
Non-operating revenues	23.7
Non-operating expenses	13.3
Recurring profit	103.6
Special losses	3.5
Income before income taxes	100.1
Corporation, inhabitant, and enterprise taxes	25.6
Deferred tax expenses (benefits)	5.4
Net income	68.9

2. Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility

Nippon Telegraph and Telephone East Corporation	FLET’S Hikari Subscriber optical cable	978,000 subscribers 32,000 km

Nippon Telegraph and Telephone West Corporation	FLET’S Hikari Subscriber optical cable	830,000 subscribers 13,400 km

3. The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	¥62.4 billion
Nippon Telegraph and Telephone West Corporation	¥59.4 billion
NTT Communications Corporation	¥17.2 billion

Exercising your voting rights via the Internet, etc.

(The website for voting electronically is in Japanese only and not available for ADR Holders)

[Voting Procedure via the Internet]

1)	To exercise voting rights, please log in to the following Internet website designated by the Company: http://www.web54.net.

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting rights exercise form.

3)	Please change the password to a new password and then follow the on-screen instructions.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net). Institutional investors can exercise voting rights by accessing the electronic voting platform operated by ICJ, Inc.

2.	You may place your vote via the Internet at any time until the close of business (5:30 p.m.) on Wednesday, June 22, 2011.

3.	If you place your vote multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs of using the Internet website to exercise your voting rights, such as the connection fees of internet service providers and applicable communications fees (e.g., call charges), will be borne by the shareholder.

•	Handling your password

1.	When you connect to the designated website for the exercise of voting rights via the Internet for the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please safeguard your password. If you enter the wrong password several times, your access to the website will be barred. When this occurs, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet access

2)	800 x 600 minimum screen resolution (SVGA)

3)	Software applications:

Microsoft®Internet Explorer (Version 5.01 Service Pack 2 or higher—when accessing the site, please ensure that the cookie setting is turned on and the pop-up blocking function is turned off).

A software equivalent to Adobe®Acrobat® Reader™ (Version 4.0 or higher) or Adobe®Reader® (Version 6.0 or higher) for viewing PDF files (this is required if you would like to refer to the shareholders’ meeting-related documents and matters to be resolved at the meeting).

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation, and Adobe®, Acrobat®Reader™ and Adobe®Reader® are those of Adobe Systems Incorporated in the United States and other countries.)

2.	When using a mobile phone

1)	The following services are available. Please enter the URL (http://www.web54.net) to get access.

i-mode, EZweb, Yahoo! Keitai.

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DOCOMO, INC.), EZweb (KDDI Corporation), Yahoo! (Yahoo! Inc., USA), Yahoo! Keitai (SOFTBANK MOBILE Corporation).

2)	Device should have SSL communications function enabling encryption.

(1)	Please contact the Securities Agent Web Support Hotline regarding compatible devices.

(2)	Even if the above requirements are satisfied, those who access the proxy-voting website through some mobile handsets (such as smartphones) may be directed to the PC-designated website.

If you have questions about the use of a personal computer or mobile phone for exercising your vote via the Internet, please contact:

Chuo Mitsui, Securities Agent Web Support Hotline 0120-65-2031 (Toll Free) (Mon. to Fri. 9:00 to 21:00)

END

The Location

of the

26th Ordinary General Meeting of Shareholders

International Convention Center PAMIR

Grand Prince Hotel New Takanawa

13-1, Takanawa 3-chome, Minato-ku, Tokyo